

HEXCEL CORPORATION

Annual Report 2010

Hexcel's Strength Within


HEXCEL

Financial Highlights

(in millions except per share amounts)	2010	2009	2008
Net Sales	$1,173.6	$1,108.3	$1,324.9
Operating Income	$ 129.8	$ 103.7	$ 130.9
Net Income	$ 77.4	$ 56.3	$ 111.2
Diluted Net Income per share	$ 0.77	$ 0.57	$ 1.14

Non-GAAP Measures for year-over-year comparisons (see page 20 for reconciliation)	2010	2009	2008
Adjusted Operating Income	$ 133.3	$ 111.2	$ 144.9
As a % of sales	11.4%	10.0%	10.9%
Adjusted Net Income	$ 77.5	$ 61.9	$ 79.7
Adjusted Diluted Net Income per share	$ 0.78	$ 0.63	$ 0.82
Free Cash Flow	$ 77.7	$ 74.4	$ (78.4)

In 2010 we reported net sales of $1,173.6 million, up 5.9% from 2009 levels due primarily to growing sales in our core commercial aerospace market for large passenger aircraft. Adjusted net income rose to $77.5 million, a 25.2% increase over 2009 levels. We continued to prudently manage assets and generated free cash flow of $77.7 million. This performance allowed us to reduce our debt, net of cash, to $215.0 million, the lowest level since 1996.

Our return to double-digit growth over the prior year began in the second quarter of last year thanks to the recovery of our markets and the numerous composite-rich aerospace programs coming into production. Our sales and results closely matched 2007 despite the addition and staffing of five new factories. We are encouraged that our performance improvement programs have already covered the incremental costs associated with these facilities and look forward to good earnings leverage from growth off this new foundation.

For the full financial results, please turn to page 13 of this annual report.

HEXCEL®

At Hexcel, we value...

Responsibility. We work with uncompromised integrity on behalf of our shareholders, employees and customers. We strive to be good citizens in the communities in which we live and work.

One Hexcel. We thrive on the contributions each person brings to the Company by valuing diversity, developing talent, fostering teamwork, and rewarding success.

Innovation. We embrace the curiosity to explore ideas, the passion to challenge the impossible, and the conviction to succeed beyond expectations.

Accountability. We are accountable – to customers, shareowners, the community, suppliers and to ourselves – for achieving superior performance by expecting excellence in everything we do.

To Our Shareholders,



In this letter last year, we focused on innovation, one of our four core values. In years past, we've outlined our capital expansion programs, key to supporting the sustained growth we expect at Hexcel. We regularly describe our important customer relationships, platform approvals, and breadth of advanced composite materials – all critical assets. But the foundation of our success is our people. This report is dedicated to the 4,000+ people who make your company great – Hexcel's strength within – and the focus of one of our four core values.

Core Value # 2:

One Hexcel – We thrive on the contributions each person brings to the Company by valuing diversity, developing talent, fostering teamwork, and rewarding success.



We thrive...by valuing diversity

To some in the U.S., the term "diversity" refers to individuals defined by such things as gender or race. Most U.S. companies keep detailed hiring records to prove they provide equal employment opportunity to all. To penetrate years of white male dominance in the industrial work place, some employers have had to go to substantial lengths to hire women and minorities to work towards an employment mix that mirrors the communities in which they work. At Hexcel, we believe that balance comes naturally if you just give everyone an equal opportunity. When hiring from the outside, we have provided hiring managers with candidate pools that average over 40% diversity candidates. Not surprisingly, our five year U.S. salaried hiring has a 43% diversity mix as a natural result of hiring the best from each hiring slate. During the same five year period, over 25% of our senior leaders are considered diverse by these U.S. standards. This is not due to a program or initiatives to achieve diversity goals, rather it is the result of providing opportunity and recognizing the value of hiring the best – not the "same."

But we think of diversity in much broader terms. We work hard to align globally with our customers and be in the regions that we serve, not just with factories, but with our organizations. For instance, over 40% of our sales are to European customers and over 40% of our employees, our plant management teams, our research group, our systems organization, and our senior business leadership are European as well. This balance provides each of us with perspectives very different from our own, reminds us regularly to think globally, and gives us all a richness of experience that few companies can offer.



"the value of diversity has many dimensions"

As important, our geographic diversity provides invaluable customer benefits. Our major customers define and control the material specifications on new programs, and then source components or parts from factories or partners around the world. For example, we qualified our materials for the A380 directly with Airbus, but we ship to and support over 30 different component suppliers in 11 countries around the world. Our sales of products for the Boeing 787 go to a similar number of destinations. The Hexcel global technical services team provides unparalleled support to each of these customers to assist with training, tool design, cure cycle development, and process optimization. Understanding the value of diversity has many dimensions. Our newest recruits and younger workers are particularly sensitive to environmental matters, sustainability, and our global footprint. We've benefited from their passion by engaging them in environmental projects. Plants across the globe have formed teams to monitor and target reduction of our waste effluents, scrap and landfill needs. A team in Les Avenières, France, attacked energy usage for motors, lighting, compressed air and installed an air-convection geothermal power unit, replacing conventional heating and air conditioning units to reduce energy consumption.

We believe that having diversity in our workforce and in leadership roles reflects well on us with our customers, enhances idea generation, teaches team-building skills, and adds to success in recruiting. It is a major strength of Hexcel and a growing contribution to our performance. It's also the right thing to do.



We thrive...by developing talent

In the last ten years, we have developed and enhanced our Management Development (MD) process for our professionals. Annual goal-setting, performance reviews, development plans and career discussions are held throughout the organization. In addition, layer-by-layer reviews of emerging talent, diversity progress, succession plans, hiring and other organizational needs take place. This all comes together to help us identify strategic human resource requirements for the future of the company.

One outcome of these sessions was the launch of Hexcel Academy, a multi-tiered program to provide training across the company. Four years ago it began with the Advanced Leadership Program, an intensive six day program that brings together mid-level professionals from around the globe to meet senior management and study a variety of critical topics taught by external professionals. Next came our Leadership Development Program, a modular curriculum rolled out to all locations to enhance front-line supervisory skills around clarifying performance expectations, giving feedback, developing others, and problem-solving. Over 200 supervisors and professionals receive such training each year.





More recently, a conclusion of the MD process was that we needed to develop an Early Career Program. Hexcel is the world leader in advanced composites. As we grow, we find it is not always possible to recruit employees with the necessary composites experience. We concluded that in addition to developing our current technical talent, we needed to create a feeder system – a "grow your own" strategy. With this new program, we recruit recent graduates up to and including Ph.D.'s from targeted composite or chemical universities to join a three year rotational program. By offering challenging and varied assignments, Hexcel Academy training, short-cycle feedback and careful mentoring we will, over time, have an additional talent pipeline to feed our most critical future technical and managerial roles.

Our products are too unique, too technical and our applications too complex, to assume we can just hire from the open market when we have a need. As one of our training partners, the Levinson Institute, says, "Healthy human relationships depend on mutual and reciprocal commitments to the success of the other." Developing talent is essential to our long-term success. It's also the right thing to do.

"Hexcel Academy,
a multi-tiered program to provide training across the company"




"developing talent
is essential to our long term success"


"new-found capabilities
utilizing the combined strengths of a broad
cross-section of the company"

We thrive... by fostering teamwork

The Hexcel of today is the combination of a number of businesses acquired in the mid 1990's. Some were competitors, some were suppliers, but each had their own systems, cultures, and relationships. Over the last ten years we've moved from four distinct product-focused business units to one global customer-focused unit. We like to highlight accomplishments where teams unite across company boundaries to solve problems and demonstrate "the whole is better than the sum of the parts" performance.

In our Engineered Products segment, plants in Pennsylvania and Washington teamed to attack equipment capacity constraints at three sites and found a way to optimize utilization and avoid over a million dollars of capital expenditure. Then, in concert with other Hexcel product groups as well as sales and marketing, an expanded team demonstrated new-found capabilities utilizing the combined strengths of a broad cross-section of the company. The result is a significant expansion of our value-added proposition for rotorcraft customers working to develop new all-composite blades. While most companies in the defense business worry about a deteriorating sales outlook, our increased penetration of the helicopter blade business has allowed us to grow despite the cancellation of the F-22. As we've become more integrated, our end-products have grown more dependent on our inter-plant production planning and execution.

Our manufacturing groups didn't wait as we worked toward an integrated ERP system solution. A small team in Duxford, England, saw a need to develop a process for the global integration of sales, inventory, and operations planning and took the initiative for the entire company. They organized a cross-functional group from around the globe to define the goals, the process, the metrics, and a common language. They developed a training package and visited all 18 Hexcel plants to launch the process. Though the project is just beginning, we are already achieving improved on-time delivery and more efficient asset management.

In our research and technology group, where we align activities with the demands of our customers, we also encourage teams to spend 10 to 20% of their time working on "what could be" in addition to the daily requirements of current program demands. While aluminum and other competing metals have served our customers well for over 70 years, the real potential of advanced composites is just starting to be realized.



"A small team in Duxford, England,

saw a need to develop a process for the global integration of sales, inventory, and operations planning"

"explore
the art of the possible"

While we listen to our customers, we also want to help them explore the art of the possible. Some of these backroom projects have great potential. Our carbon fibers team last year brought us IM10, the highest performing intermediate modulus fiber on the market – beyond what most thought possible. Combining our best fiber with our latest generation resin matrix, we are developing M91/IM10, a new carbon prepreg with over 10% tensile strength improvement from today's best aerospace prepregs.

Hexcel continues to improve all-round performance of prepregs


CAI Strength 30J RTD
Tensile Strength RTD
Tensile Modulus RTD
Tensile Strain RTD
Compression Strength RTD
Compression Modulus RTD
OHC Strength RTD
OHT Strength RTD
125
120
115
110
105
100
95
90
85
Early 2000's
2010
Next Generation

Our reinforcements group has developed PrimeTex™, a weaving technology enhancing the cosmetic aspect of carbon fabrics and mechanical performances for both Aerospace and Industrial customers. Our wind energy team has developed a stronger, uni-directional spar concept that can be co-infused with large turbine blades needing more stiffness. Our honeycomb core group has successfully introduced Acousti-Cap®, a superior noise-suppressing, structural core for jet engines. And our applications team has demonstrated a method to use our HexMC® product to mold hollow outer guide vanes that may one day replace the stationary structural vanes in



the cold section of new, lightweight aircraft engines. Each of these innovations is the result of cross-functional teamwork, and each has the potential to add to our future growth.

In recent years, we've added new plants in Spain, France, Germany, Colorado, and China. While the experience needed to operate our complex processes is rarely available in new locations, we did not resort to sending teams of "ex-pats" to run the new facilities. Instead, we hired bright, energetic local talent and rotated these new employees to sister plants across the globe so they could work side-by-side with experienced counterparts. A new team of operators and leaders from Illescas, Spain, spent months in Salt Lake City, Utah, learning how to run a highly sophisticated and complex fiber line. Teams from Tianjin, China, and Windsor, Colorado, spent weeks in Neumarkt, Austria, learning how to run our wind prepreg manufacturing systems. They not only learned from the experts, they got to experience the Hexcel energy and culture. After all of the acquisitions, the goal of a "One Hexcel" spirit took time to develop, but it is now in full bloom. Technologies like multi-location video conferencing are allowing us to extend the concept with very little incremental cost. International teaming builds a connectivity and passion for Hexcel that's invigorating. It's also the right thing to do.


"celebrate
successes, big or small"

We thrive...by rewarding success

When you mention "rewards" most people think of money, and we don't shy away from talking about that. It's always a balance to stay competitive, with both costs and recruiting, so we regularly monitor and adjust to keep market alignment. But unlike many others, we've not frozen wages, not during the market fall after September 11, 2001, nor after the financial crisis of 2008. We had to take difficult cost-cutting measures, including layoffs, but for those who remained, pay increases were still granted on schedule as our commitment to the long view. We also appreciate the motivational value of incentive compensation. Almost every Hexcel employee in every country, union or non-union, executive or factory worker, has some element of incremental incentive based on performance to look forward to when we have a good year. Beyond financial rewards, we love to celebrate successes, big or small. Safety achievements, hitting interim stretch goals, service milestones – we're always looking for an excuse to celebrate and give positive reinforcement.


HEXCEL


HEXCEL

"Safety achievements,
hitting interim stretch goals, service milestones"



After a tremendous cash flow achievement during the difficult environment of 2009, Wayne Pensky, our CFO, proposed to shave his head if we delivered as much cash again in 2010. The organization responded with vigor and topped all expectations, causing Wayne to give up his locks in the middle of the coldest winter in years. When the French Defense Minister visited our matrix and reinforcements teams in Dagneux, France, to thank them for their work, he offered an open invitation to visit an operational Rafale fighter jet base. We took him up on it. In fact, we sent the entire special products manufacturing team 250 miles to spend a day at an active military airfield. Rose-Marie, a long-time Hexcel employee said, "I've worked on the Rafale for 25 years and I had tears in my eyes when I actually saw one taking off in front of me."



We want everyone – our employees, our managers, our customers and our shareholders – to value the people of Hexcel. We want to expand the bounds of our thinking by savoring diversity, developing the talent and capabilities of each of our employees, leveraging our potential through company-wide teamwork, and celebrating the successes that will surely follow. We thrive when we do these things well – and they're the right things to do.

Team Hexcel –
the strength within.

Thank you for your continued support.

Dave

David E. Berges
Chairman and CEO



HEXCEL CORPORATION

Financial Overview

Table of Contents

Selected Financial Data

The following table summarizes selected financial data as of and for the five years ended December 31:

(In millions, except per share data)	2010	2009	2008	2007(a)	2006(a)
Results of Operations:					
Net sales	**$1,173.6**	$1,108.3	$1,324.9	$1,171.1	$1,049.5
Cost of sales	**891.0**	859.8	1,035.7	888.1	801.0
Gross margin	**282.6**	248.5	289.2	283.0	248.5
Selling, general and administrative expenses	**118.5**	107.2	112.9	114.0	105.5
Research and technology expenses	**30.8**	30.1	31.4	34.2	29.7
Business consolidation and restructuring expenses	**—**	—	3.8	7.3	9.9
Other expense, net	**3.5**	7.5	10.2	12.6	—
Operating income	**129.8**	103.7	130.9	114.9	103.4
Interest expense, net	**23.2**	26.1	20.2	22.5	23.7
Non-operating expense, net	**6.8**	—	—	—	—
Income from continuing operations before income taxes, equity in earnings and discontinued operations	**99.8**	77.6	110.7	92.4	79.7
Provision for income taxes	**22.9**	22.0	15.6	33.4	34.7
Income from continuing operations before equity in earnings and discontinued operations	**76.9**	55.6	95.1	59.0	45.0
Equity in earnings from and gain on sale of investments in affiliated companies	**0.5**	0.7	16.1	4.3	19.9
Net income from continuing operations	**77.4**	56.3	111.2	63.3	64.9
Income loss from discontinued operations, net of tax	**—**	—	—	(2.0)	1.0
Net income	**$ 77.4**	$ 56.3	$ 111.2	$ 61.3	$ 65.9
Basic net income (loss) per common share:					
Continuing operations	**$ 0.79**	$ 0.58	$ 1.15	$ 0.67	$ 0.70
Discontinued operations	**—**	—	—	(0.02)	0.01
Net income per common share	**$ 0.79**	$ 0.58	$ 1.15	$ 0.65	$ 0.71
Diluted net income (loss) per common share:					
Continuing operations	**$ 0.77**	$ 0.57	$ 1.14	$ 0.66	$ 0.68
Discontinued operations	**—**	—	—	(0.02)	0.01
Net income per common share	**$ 0.77**	$ 0.57	$ 1.14	$ 0.64	$ 0.69
Weighted-average shares outstanding:					
Basic	**97.6**	96.9	96.4	94.7	93.4
Diluted	**99.9**	98.2	97.6	96.5	95.5
Financial Position:					
Total assets	**$1,258.1**	$1,246.6	$1,210.3	$1,060.5	$1,014.5
Working capital	**$ 291.8**	$ 259.4	$ 256.5	$ 190.7	$ 206.5
Long-term notes payable and capital lease obligations	**$ 304.6**	$ 358.8	$ 392.5	$ 315.5	$ 409.8
Stockholders' equity (b)	**$ 659.4**	$ 575.6	$ 509.2	$ 427.6	$ 301.6
Other Data:					
Depreciation and amortization	**$ 53.2**	$ 46.6	$ 43.9	$ 39.8	$ 37.4
Accrual basis capital expenditures	**$ 60.7**	$ 85.7	$ 177.3	$ 120.6	$ 117.9
Shares outstanding at year-end, less treasury stock	**97.4**	96.6	96.4	95.8	93.8

(a) All financial data presented has been restated to report our U.S. EBGI business and our Architectural business in France as discontinued operations.

(b) No cash dividends were declared per share of common stock during any of the five years ended December 31, 2010.

General Development of Business

Hexcel Corporation, founded in 1946, was incorporated in California in 1948, and reincorporated in Delaware in 1983. Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel", "the Company", "we", "us", or "our"), is a leading advanced composites company. We develop, manufacture, and market lightweight, high-performance composites, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, for use in Commercial Aerospace, Space & Defense and Industrial Applications. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, bikes, skis and a wide variety of recreational products and other industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Asia Pacific and Europe. We are also an investor in a joint venture in Malaysia, which manufactures composite structures for Commercial Aerospace applications.

NARRATIVE DESCRIPTION OF BUSINESS AND SEGMENTS

We are a manufacturer of products within a single industry: Advanced Composites. Hexcel has two segments, Composite Materials and Engineered Products. The Composite Materials segment is comprised of our carbon fiber, reinforcements for composites, honeycomb core and matrix product lines. The Engineered Products segment is comprised of lightweight high strength composite structures and specially machined honeycomb product lines.

The following summaries describe the ongoing activities related to the Composite Materials and Engineered Products segments as of December 31, 2010.

Composite Materials

The Composite Materials segment manufactures and markets carbon fibers, fabrics and specialty reinforcements, prepregs, structural adhesives, honeycomb, composite panels, molding compounds, polyurethane systems and laminates that are incorporated into many applications, including military and commecial aircraft, wind turbine blades, recreational products and other industrial applications.

The following table identifies the principal products and examples of the primary end-uses from the Composite Materials segment:

SEGMENT	PRODUCTS	PRIMARY END-USES
Composite Materials	Carbon Fibers	• Raw materials for prepregs, fabrics and specialty reinforcements • Filament winding for various space, defense and industrial applications
	Industrial Fabrics and Specialty Reinforcements	• Raw materials for prepregs and honeycomb • Composites and components used in aerospace, defense, wind energy, automotive, recreation and other industrial applications
	Prepregs and Other Fiber-Reinforced Matrix Materials	• Composite structures • Commercial and military aircraft components • Satellites and launchers • Aeroengines • Wind turbine and helicopter blades • Yachts, trains and performance cars • Skis, snowboards, hockey sticks, and bicycles
	Structural Adhesives	• Bonding of metals, honeycomb and composite materials
	Honeycomb	• Composite structures and interiors • Impact and shock absorption systems • Helicopter blades

Carbon Fibers: HexTow® carbon fibers are manufactured for sale to third-party customers as well as for our own use in manufacturing certain reinforcements and composite materials. Carbon fibers are woven into carbon fabrics, used as reinforcement in conjunction with a resin matrix to produce pre-impregnated composite materials (referred to as "prepregs"). Carbon fiber is also used in filament winding, hand layup, automatic tape layup and advanced fiber placement to produce finished composite components. Key product applications include structural components for commercial and military aircraft, space launch vehicles, and certain other applications such as recreational and industrial equipment.

Industrial Fabrics and Specialty Reinforcements: Industrial fabrics and specialty reinforcements are made from a variety of fibers, including carbon, aramid and other high strength polymers, several types of fiberglass, quartz, ceramic and other specialty fibers. These reinforcements are used in the production of prepregs and other matrix materials used in primary and secondary structural aerospace applications such as wing components, horizontal and vertical stabilizer components, fairings, radomes and engine nacelles as well as overhead storage bins and other interior components. Our reinforcements are also used in the manufacture of a variety of industrial and recreational products such as wind energy blades, automotive components, oil exploration and production equipment , boats, surfboards, skis and other sporting goods equipment.

Prepregs: HexPly® prepregs are manufactured for sale to third-party customers and for internal use by our Engineered Products segment in manufacturing composite laminates and monolithic structures, including finished components for aircraft structures and interiors. Prepregs are manufactured by combining high-performance reinforcement fabrics or unidirectional fibers with a resin matrix to form a composite material with exceptional structural properties not present in either of the constituent materials. Reinforcement fabrics used in the manufacture of prepregs include glass, carbon, aramid, quartz, ceramic and other specialty reinforcements. Resin matrices include bismaleimide, cyanate ester, epoxy, phenolic, polyester, polyimide and other specialty resins.

Other Fiber-Reinforced Matrix Materials: New fiber reinforced matrix developments include HexMC®, a form of quasi-isotropic carbon fiber prepreg that enables small to medium sized composite components to be mass produced. HexTOOL® is a specialized form of HexMC® for use in the cost-effective construction of high temperature composite tooling. HexFIT® film infusion material is a product that combines resin films and dry fiber reinforcements to save lay-up time in production and enables the manufacture of large contoured composite structures, such as wind turbine blades.

Resins: Polymer matrix materials are sold in bulk and film form for use in direct process manufacturing of composite parts. Resins can be combined with fiber reinforcements in manufacturing processes such as resin transfer molding (RTM), resin film infusion (RFI) or vacuum assisted resin transfer molding (VARTM) to produce high quality composite components for both aerospace and industrial applications.

Structural Adhesives: We manufacture and market a comprehensive range of Redux film and paste adhesives. These structural adhesives, which bond metal to metal and composites and honeycomb structures, are used in the aerospace industry and for many industrial applications.

Honeycomb: HexWeb® honeycomb is a lightweight, cellular structure generally composed of nested hexagonal cells. The product is similar in appearance to a cross-sectional slice of a beehive. It can also be manufactured in asymmetric cell configurations for more specialized applications. Honeycomb is primarily used as a lightweight core material and acts as a highly efficient energy absorber. When sandwiched between composite or metallic facing skins, honeycomb significantly increases the stiffness of the structure, while adding very little weight.

We produce honeycomb from a number of metallic and non-metallic materials. Most metallic honeycomb is made from aluminum and is available in a selection of alloys, cell sizes and dimensions. Non-metallic materials used in the manufacture of honeycomb include fiberglass, carbon fiber, thermoplastics, non-flammable aramid papers, aramid fiber and other specialty materials.

We sell honeycomb as standard blocks and in slices cut from a block. Honeycomb is also supplied as sandwich panels, with facing skins bonded to either side of the core material. Honeycomb is also used in Acousti-Cap® where a non-metallic permeable cap material is embedded into honeycomb core that is used in aircraft engines to dramatically reduce noise during takeoff and landing without adding a structural weight penalty. Aerospace is the largest market for honeycomb products. We also sell honeycomb for non-aerospace applications including automotive parts, sporting goods, building panels, high-speed trains and mass transit vehicles, energy absorption products, marine vessel compartments, and other industrial uses. In addition, we produce honeycomb for our Engineered Products segment for use in manufacturing finished parts for airframe Original Equipment Manufacturers ("OEMs").

Net sales for the Composite Materials segment to third-party customers were $904.5 million in 2010, $856.5 million in 2009 and $1,075.3 million in 2008, which represented approximately 77%, 77% and 81%, of our net sales, respectively. Net sales for composite materials are highly dependent upon the number of large commercial aircraft produced as further discussed under the captions "Significant Customers", "Markets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". In addition, about 4% of our total production of composite materials in 2010 was used internally by the Engineered Products segment.

Engineered Products

The Engineered Products segment manufactures and markets composite structures and precision machined honeycomb parts for use in the aerospace industry. Composite structures are manufactured from a variety of composite and other materials, including prepregs, honeycomb, structural adhesives and advanced molding materials, using such manufacturing processes as autoclave processing, multi-axis numerically controlled machining, heat forming, compression molding and other composite manufacturing techniques.

The following table identifies the principal products and examples of the primary end-uses from the Engineered Products segment:

SEGMENT	PRODUCTS	PRIMARY END-USES
Engineered Products	Composite Structures	• Aircraft structures and finished aircraft components, including wing to body fairings, wing panels, flight deck panels, door liners, helicopter blades, spars and tip caps
	Machined Honeycomb	• Aircraft structural sub-components and semi-finished components used in helicopter blades, engine nacelles, and aircraft surfaces (flaps, wings, elevators and fairings)

Net sales for the Engineered Products segment to third-party customers were $269.1 million in 2010, $251.8 million in 2009 and $249.6 million in 2008, which represented approximately 23%, 23% and 19% of our net sales, respectively.

The Engineered Products business unit has a 50% ownership interest in a Malaysian joint venture, Asian Composites Manufacturing Sdn. Bhd. ("ACM"). Under the terms of the joint venture agreement, Hexcel and The Boeing Company ("Boeing") have transferred the manufacture of certain semi-finished composite components to this joint venture. Hexcel purchases the semi-finished composite components from the joint venture, and inspects and performs additional skilled assembly work before delivering them to Boeing. The joint venture also manufactures composite components for other aircraft component manufacturers. ACM had revenue of $44.9 million, $39.2 million and $27.9 million in 2010, 2009 and 2008, respectively. For additional information on the Joint Venture investment see Note 5, *Investments in Affiliated Companies.*

SIGNIFICANT CUSTOMERS

Approximately 31%, 27% and 23% of our 2010, 2009, and 2008 net sales, respectively, were to The Boeing Company ("Boeing") and related subcontractors. Of the 31% of overall sales to Boeing and its subcontractors in 2010, 25% related to Commercial Aerospace market applications and 6% related to Space & Defense market applications. Approximately 24%, 22% and 24% of our 2010, 2009, and 2008 net sales, respectively, were to European Aeronautic Defence and Space Company ("EADS"), including its business division Airbus Industrie ("Airbus"), and its subcontractors. Of the 24% of overall sales to EADS and its subcontractors in 2010, 21% related to Commercial Aerospace market applications and 3% related to Space and Defense market applications.

In 2009 and 2008, Vestas Wind Systems A/S accounted for nearly 12% and 11%, respectively, of the Company's total net sales. In 2010, their sales were less than 10% of total net sales. All of these sales are included in the Composite Materials segment and are in the Industrial market.

MARKETS

Our products are sold for a broad range of end-uses. The following tables summarize our net sales to third-party customers by market and by geography for each of the three years ended December 31:

	2010	2009	2008
Net Sales by Market			
Commercial Aerospace	**55%**	50%	54%
Space and Defense	**26**	27	23
Industrial	**19**	23	23
Total	**100%**	100%	100%
Net Sales by Geography (a)			
United States	**52%**	48%	48%
Europe	**48**	52	52
Total	**100%**	100%	100%

(a) Net sales by geography based on the location in which the product sold was manufactured.

	2010	2009	2008
Net Sales to External Customers (b)			
United States	**45%**	42%	36%
Europe	**41**	45	51
All Others	**14**	13	13
Total	**100%**	100%	100%

(b) Net sales to external customers based on the location to which the product sold was delivered.

Commercial Aerospace

The Commercial Aerospace industry is our largest user of advanced composites. The economic benefits airlines can obtain from weight savings in both fuel economy and aircraft range, combined with the design enhancement that comes from the advantages of advanced composites over traditional materials, have caused the industry to be the leader in the use of these materials. While military aircraft and spacecraft have championed the development of these materials, Commercial Aerospace has had the greater consumption requirements and has commercialized the use of these products. Accordingly, the demand for advanced structural material products is closely correlated to the demand for commercial aircraft.

The use of advanced composites in Commercial Aerospace is primarily in the manufacture of new commercial aircraft. The aftermarket for these products is very small as many of these materials are designed to last for the life of the aircraft. The demand for new commercial aircraft is driven by two principal factors, the first of which is airline passenger traffic (the number of revenue passenger miles flown by the airlines) which affects the required size of airline fleets. After the current poor global economic environment resulted in a decline in 2009 passenger and freight traffic, 2010 revenue passenger miles returned to growth. The International Air Transport Association (IATA) estimates 2010 revenue passenger miles were 8.2% higher than 2009. Growth in passenger traffic requires growth in the size of the fleet of commercial aircraft operated by airlines worldwide.

A second factor, which is less sensitive to the general economy, is the replacement rates for existing aircraft. The rates of retirement of passenger and freight aircraft, resulting mainly from obsolescence, are determined in part by the regulatory requirements established by various civil aviation authorities worldwide as well as public concern regarding aircraft age, safety and noise. These rates may also be affected by the desire of the various airlines to improve operating costs with higher payloads and more fuel-efficient aircraft (which in turn is influenced by the price of fuel) and by reducing maintenance expense. In addition, there is expected to be increasing pressure on airlines to replace their aging fleet with more fuel efficient and quieter aircraft to be more environmentally responsible. When aircraft are retired from commercial airline fleets, they may be converted to cargo freight aircraft or scrapped.

An additional factor that may cause airlines to defer or cancel orders is their ability to obtain financing, including leasing, for new aircraft orders. This will be dependent both upon the financial health of the airline operators, as well as the overall availability of financing in the marketplace.

Each new generation of commercial aircraft has used increasing quantities of advanced composites, replacing metals. This follows the trend previously seen in military fighter aircraft where advanced composites may now exceed 50% of the weight of the airframe. Early versions of commercial jet aircraft, such as the Boeing 707, which was developed in the early 1950's, contained almost no composite materials. One of the first commercial aircraft to use a meaningful amount of composite materials, the Boeing 767 entered into service in 1983, and was built with an airframe containing approximately 6% composite materials. The airframe of Boeing's 777 aircraft, which entered service in 1995, is approximately 11% composite. By comparison, the next generation of aircraft in development will contain significantly higher composite content by weight. The Airbus A380, which was first delivered in 2007, is being built with an airframe containing approximately 23% composite content by weight. Boeing's latest aircraft, the B787 has a content of 50% or more composite materials by weight. After several announced delays, the B787 maiden flight occurred in December 2009 and the aircraft is projected to enter into service in the third quarter of 2011. In December 2006, Airbus formally launched the A350 XWB which is also projected to have a composite content of 50% or more by weight. Airbus targets the A350 XWB to enter into service in late 2013. We refer to this steady expansion of the use of composites in aircraft as the "secular penetration of composites" as it increases our average sales per airplane over time.

The impact on Hexcel of Boeing and Airbus' production rate changes is typically influenced by two factors: the mix of aircraft produced and the inventory supply chain effects of increases or reductions in aircraft production. We have products on all Boeing and Airbus planes. The dollar value of our materials varies by aircraft type — twin aisle aircraft use more of our materials than narrow body aircraft and newer designed aircraft use more of our materials than older generations. On average, for established programs, we deliver products into the supply chain about six months prior to aircraft delivery. Depending on the product, orders placed with us are received anywhere between one and eighteen months prior to delivery of the aircraft to the customer. For aircraft that are in the ramp-up stage, such as the A350 and the B787, we will have sales as much as a few years in advance of the delivery. Increased aircraft deliveries combined with the secular penetration of composites resulted in our Commercial Aerospace revenues increasing by approximately 16% in 2010 and 14% in 2008. In 2009, Commercial Aerospace revenues declined by 22% as our customers adjusted their inventory levels and the business and regional jet market declined by more than 40% from 2008.

Commercial Aerospace represented 55% of our 2010 net sales. Approximately 83% of these revenues can be identified as sales to Airbus, Boeing and their subcontractors for the production of commercial aircraft. Airbus and Boeing combined deliveries in 2010 were 972 aircraft, just short of the previous high of 979 in 2009. Based on Airbus and Boeing public estimates, the combined deliveries in 2011 are expected to be between 1,005 and 1,030 planes. In 2010, the combined orders reported by Airbus and Boeing were for 1,104 planes, bringing their backlog at December 31, 2010 to 6,995 planes. The balance of our Commercial Aerospace sales is related to regional and business aircraft manufacture, and other commercial aircraft applications. These applications also exhibit increasing utilization of composite materials with each new generation of aircraft. After reaching a peak of almost $200 million of sales in 2008, business and regional aircraft sales declined by more than 40% in 2009 due to production cutbacks. Sales to this submarket declined an additional 6.6% in 2010 but have shown gradual recovery in the last few quarters.

Space & Defense

The Space & Defense market has historically been an innovator in the use of, and source of significant demand for, advanced composites. The aggregate demand by Space & Defense customers is primarily a function of procurement of military aircraft that utilizes advanced composites by the United States and certain European governments. We are currently qualified to supply materials to a broad range of over 100 helicopter, military aircraft and space programs. The top ten programs by revenues represent about 50% of our Space & Defense revenues and no one program exceeds 15% of our revenues in this segment. Key programs include the V-22 (Osprey) tilt rotor aircraft, the Blackhawk, the C-17, F/A-18E/F (Hornet), the European Fighter Aircraft (Typhoon), the NH90, the S76, the Tiger helicopters, the F-35 (joint strike fighter or JSF), and the EADS A400M military transport. The benefits that we obtain from these programs will depend upon which are funded and the extent of such funding. Space applications for advanced composites include solid rocket booster cases, fairings and payload doors for launch vehicles, and buss and solar arrays for military and commercial satellites.

Another trend providing positive growth for Hexcel is the further penetration of composites in helicopter blades. Numerous new helicopter programs in development, as well as upgrade or retrofit programs, have an increased reliance on Composite Materials products such as carbon fiber, prepregs, and honeycomb core to improve blade performance. In addition, our Engineered Products segment provides specialty value added services such as machining, subassembly, and even full blade manufacturing.

Contracts for military and some commercial programs may contain provisions applicable to both U.S. Government contracts and subcontracts. For example, a prime contractor may flow down a "termination for convenience" clause to materials suppliers such as Hexcel. According to the terms of a contract, we may be subject to

U.S. government Federal Acquisition Regulations, the Department of Defense Federal Acquisition Regulations Supplement, Cost Accounting Standards, and associated procurement laws.

Industrial Markets

The revenue for this market segment includes applications for our products outside the Commercial Aerospace and Space & Defense markets. A number of these applications represent emerging opportunities for our products. In developing new applications, we seek those opportunities where advanced composites technology offer significant benefits to the end user, often applications that demand high engineering performance. Within this segment, the major end market sub-segments include, in order of size based on our 2010 sales, wind energy, general industrial applications, recreational equipment (e.g., skis and snowboards, bicycles and hockey sticks), and transportation (e.g., automobiles, mass transit and high-speed rail, and marine applications). A major inventory correction in the first quarter by our largest wind customer (Vestas), and the fourth quarter closure of a number of their European plants and an associated inventory realignment, negatively impacted both our sales and our operations in 2010. We do expect wind energy sales to return to double digit growth starting the first quarter of 2011, primarily as a result of Vestas achieving record orders for over 8,600 megawatts in 2010 and the introduction of the their new, larger, 55 meter blade. Our participation in industrial market applications complements our commercial and military aerospace businesses, and we are committed to pursuing the utilization of advanced structural material technology where it can generate significant value and we can maintain a sustainable competitive advantage.

Further discussion of our markets, including certain risks, uncertainties and other factors with respect to "forward-looking statements" about those markets, is contained under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Set forth below are historical aircraft deliveries as announced by Airbus and Boeing:

	1996	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**
Airbus	126	182	229	294	311	325	303	305	320	378	434	453	483	498	510
Boeing	271	375	563	620	491	527	381	281	285	290	398	441	375	481	462
Total	397	557	792	914	802	852	684	586	605	668	832	894	858	979	972

BUSINESS OVERVIEW

	Year Ended December 31,		
(In millions, except per share data)	2010	2009	2008
Net sales	**$1,173.6**	$1,108.3	$1,324.9
Gross margin %	**24.1%**	22.4%	21.8%
Business consolidation and restructuring expenses	**$ —**	$ —	$ 3.8
Other expense, net	**$ 3.5**	$ 7.5	$ 10.2
Operating income (a)	**$ 129.8**	$ 103.7	$ 130.9
Operating income %	**11.1%**	9.4%	9.9%
Interest expense, net	**$ 23.2**	$ 26.1	$ 20.2
Non-operating expense	**$ 6.8**	$ —	$ —
Provision for income taxes	**$ 22.9**	$ 22.0	$ 15.6
Equity in earnings from and gain on sale of investments in affiliated companies	**$ 0.5**	$ 0.7	$ 16.1
Net income (a)	**$ 77.4**	$ 56.3	$ 111.2
Diluted net income per common share	**$ 0.77**	$ 0.57	$ 1.14

(a) The Company uses non-GAAP financial operating measures, including sales measured in constant dollars, operating income adjusted for items included in other expenses, net and business consolidation and restructuring expenses, net income adjusted for non-recurring expenses, the effective tax rate adjusted for certain non-recurring items and free cash flow. Management believes these non-GAAP measurements are meaningful to investors because they provide a view of Hexcel with respect to ongoing operating results and comparisons to prior periods. Non-recurring items and certain tax adjustments represent significant charges or credits that are important to an understanding of Hexcel's overall operating results in the periods presented. Such non-GAAP measurements are not determined in accordance with generally accepted accounting principles and should not be viewed as an alternative to GAAP measures of performance. Reconciliations to adjusted operating income and adjusted net income are provided below:

	Year Ended December 31,		
(In millions)	2010	2009	2008
GAAP operating income	**$129.8**	$103.7	$130.9
Other expense, net	**3.5**	7.5	10.2
Business consolidation and restructuring expenses	**—**	—	3.8
Adjusted operating income (Non-GAAP)	**$133.3**	$111.2	$144.9

	Year Ended December 31,		
(In millions)	2010	2009	2008
GAAP net income	**$ 77.4**	$ 56.3	$111.2
Tax adjustments (1)	**(6.4)**	—	(26.2)
Gain on sale of investments in affiliated companies, net of tax	**—**	—	(11.7)
Other expense, net of tax (2)	**2.2**	5.6	6.4
Non-operating expense, net of tax (3)	**4.3**	—	—
Adjusted net income (Non-GAAP)	**$ 77.5**	$ 61.9	$ 79.7

(1) Tax adjustments in 2010 include a $2.9 million benefit from the reversal of valuation allowances against U.S. deferred tax assets and a $3.5 million benefit from New Clean Energy Manufacturing Tax Credits awarded in January 2010 for qualifying capital investments made in our U.S. wind energy facility in 2009. In 2008, tax adjustments include benefits of $26.2 million arising from the reversal of valuation allowances against U.S. deferred tax assets and reinstatement of U.S. deferred tax assets which were previously written off. See Note 9 in the accompanying consolidated financial statements for further detail.

(2) Other expense, net of tax, in 2010 includes a $2.2 million increase in environmental reserves primarily for remediation of a manufacturing facility sold in 1986. 2009 includes $5.6 million in legal settlement expense, $1.1 million in environmental expenses for previously sold operations offset by a $1.1 million adjustment to a prior year gain on sale of operations. Other expense in 2008 includes $1.7 million of pension settlement expense and $4.7 million of environmental expenses for previously sold operations, both net of tax.

(3) Non-operating expense, net of tax, includes $4.3 million after tax expense related to the acceleration of deferred financing costs due to the refinancing of our Senior Secured Credit Facility in 2010.

BUSINESS TRENDS

We returned to sales growth in 2010 with a 6% increase over 2009. In constant currency, our Commercial Aerospace sales increased 17%, Space & Defense sales increased 5%, while our Industrial sales declined 11%. The Commercial Aerospace market represents 55% of our sales, followed by Space & Defense at 26% and Industrial at 19%.

- In 2010, our Commercial Aerospace sales increased by 16% (17% in constant currency). Airbus and Boeing related sales, which comprised 83% of our Commercial Aerospace sales, were up over 20% led by new programs and increased production for their legacy programs. Almost all of our Commercial Aerospace sales are for new aircraft as we have only nominal aftermarket sales. The business and regional jet market, which account for 17% of Commercial Aerospace sales, declined 7% for the year. The decline was a result of the strong first quarter 2009 sales, as each of the last three quarters of 2010 were higher than the prior year quarter.
- Airbus and Boeing combined deliveries in 2010 were 972 aircraft, just short of the previous high of 979 in 2009. The demand for new commercial aircraft is principally driven by two factors. The first is airline passenger traffic (measured by revenue passenger miles) and the second is the replacement rate for existing aircraft. After the current poor global economic environment resulted in a decline in 2009 passenger and freight traffic, 2010 revenue passenger miles returned to growth. The International Air Transport Association (IATA) estimates 2010 revenue passenger miles were 8.2% higher than 2009. Combined orders for 2010 were 1,104 planes, more than 2.5 times higher than the 413 orders for 2009. Backlog at the end of 2010 increased to 6,995 planes, about seven years of backlog at the current delivery pace. Airbus and Boeing have announced rate increases for each of their current production models in the past year. Based on Airbus and Boeing projections, 2011 deliveries are estimated between 1,005 and 1,030 aircraft, which would surpass the previous high of 979.
- Overall the Commercial Aerospace industry continues to utilize a greater proportion of advanced composite materials with each new generation of aircraft. These new programs include the A380, B787, B747-8 and the A350. Only the A380 is in service with 18 deliveries in 2010 and a cumulative total of 41 deliveries through December 31, 2010. The Airbus A380 has 23% composite content by weight and has more Hexcel material used in its production than any aircraft previously manufactured, over $3 million per plane. At December 31, 2010, Airbus had a backlog of 193 orders for the A380. Hexcel has been awarded a contract to supply carbon fiber composite materials for major primary structures for the A350, which Airbus has indicated will have at least 50% composite content by weight. This contract covers the entire family of the A350 aircraft through 2025 and as the design and usage of various composite materials have yet to be finalized, the amount of revenue this award will generate has not yet been determined. In addition, there will be opportunities for additional Hexcel products for the plane which we are actively pursuing. We expect that our content of materials per A350 will exceed the amount we have on the A380. As of December 31, 2010, Airbus has received 568 orders for the A350, which it projects will enter into service in late 2013. Through 2010, Boeing had recorded 847 orders for its B787 aircraft. The B787 will have about 52% composite content by weight, including composite wings and fuselage, compared to the 11% composite content used in the construction of its B777 aircraft and 6% for the B767 the aircraft it is primarily replacing. The B787 is projected to enter into service in the third quarter of 2011. Hexcel estimates that it has $1.3 million to $1.6 million of content per plane, depending upon which engines are used. While the B747-8 is structurally an aluminum intensive aircraft, new engines and nacelles provide Hexcel with the opportunity for significant additional revenues. The freighter version of the B747-8 is now expected to be in service in mid-2011 and the passenger version in 2012. The B747-8 had its maiden flight on February 8, 2010. We expect the B747-8 to have slightly more Hexcel content per plane than the B787. In 2010, our sales on these four new programs almost doubled from 2009 and comprised more than 20% of our total Commercial Aerospace sales and we expect them to represent an increasing percent of our Commercial Aerospace sales in the future.
- Our business and regional jet sales peaked at almost $200 million in 2008 after several years of over 20% growth per year. This segment of the market was significantly impacted by the general deterioration of the global economy and announced production cut-backs in 2009, and declined about 40% in 2009 from the peak 2008 sales. Sales for this submarket for the last three quarters were higher than the corresponding quarter from a year ago, though as a result of strong sales in the first quarter of 2009, full year 2010 sales of $111.8 million were 6.6% lower than 2009.
- Our Space & Defense constant currency sales increased 4.5% over 2009. Rotorcraft sales continue to be strong and we continue to benefit from our extensive qualifications to supply composite materials and structures. Key programs include the V-22 (Osprey) tilt rotor aircraft, the Blackhawk, the C-17, F/A-18E/F (Hornet), the European Fighter Aircraft (Typhoon), the NH90, the S76, the Tiger helicopters, the F-35 (joint strike fighter or JSF), and the EADS A400M military transport. The benefits we obtain from these programs help offset the wind-down of the F22 program (which started the fourth quarter of 2009) and eventually the C17. If you exclude the F-22 sales from both 2010 and 2009, then Space & Defense sales increased 8.7% in constant currency in 2010. Another trend providing positive growth for Hexcel is the further penetration of composites in helicopter blades. Numerous new helicopter programs in development, as well as upgrade or retrofit programs, have an increased reliance on Composite Materials products such as carbon fiber, prepregs, and honeycomb core to improve blade performance. In addition, our Engineered Products segment provides specialty value added services such as machining, sub-assembly, and even full blade manufacturing.
- Our Industrial sales declined by 14% (11% decline in constant currency) in 2010 from 2009. Industrial sales include wind energy, recreation, and transportation and general industrial applications, with wind being the largest submarket. Excluding wind energy sales, the rest of the Industrial sales were just above the 2009 sales.
- Wind energy revenues for 2010 were down over 20% from 2009 in constant currency. A major inventory correction in the first quarter by our largest wind customer (Vestas), and the fourth quarter closure of a number of their European plants and an associated inventory realignment, negatively impacted both our sales and our operations in 2010. We do expect wind energy sales to return to double digit growth starting the first quarter of 2011, primarily as a result of Vestas achieving record orders of over 8,600 megawatts in 2010 and the introduction of the their new, larger, 55 meter blade.

A significant number of orders received in 2010 by our key commercial aerospace and wind customers has led to a much improved environment for our markets. Our current expectations are that total revenues for 2011 will be in the range of $1,225 to $1,300 million, on a constant currency basis, generating diluted earnings per share of $0.90 to $0.98. We expect capital expenditures to be $150 to $175 million and target cash flow to be break-even by year-end.

RESULTS OF OPERATIONS

We have two reportable segments: Composite Materials and Engineered Products. Although these segments provide customers with different products and services, they often overlap within three end business markets: Commercial Aerospace, Space & Defense and Industrial. Therefore, we also find it meaningful to evaluate the performance of our segments through the three end business markets. Further discussion and additional financial information about our segments may be found in Note 17 to the accompanying consolidated financial statements of this Annual Report.

Net Sales: Consolidated net sales of $1,173.6 million for 2010 were $65.3 million higher than the $1,108.3 million of net sales for 2009. The sales increase in 2010 reflects increased volume in Commercial Aerospace driven by new aircraft programs. Consolidated net sales of $1,108.3 million for 2009 were $216.6 million lower than the $1,324.9 million of net sales for 2008, due to volume declines in Commercial Aerospace and Industrial markets. Had the same U.S. dollar, British Pound Sterling and Euro exchange rates applied in 2009 as in 2010 ("in constant currency"), consolidated net sales for 2010 would have been $76.8 million, or 7.0%, higher than 2009. In constant currency, consolidated net sales for 2009 would have been $189.1 million, or 14.4% lower than 2008 net sales.

Commercial Aerospace: Net sales to the Commercial Aerospace market segment increased $88.5 million or 15.9% to $644.7 million for 2010 as compared to net sales of $556.2 million for 2009; 2009 net sales decreased by $154.1 million to $556.2 million as compared to net sales of $710.3 million for 2008. In constant currency, net sales to the Commercial Aerospace market segment increased $91.4 million, or 16.5% in 2010 and decreased $141.9 million or 20.3% in 2009. Net sales of the Composite Materials segment to the Commercial Aerospace market were $74.7 million higher, up 19.4% from 2009 and down $146.0 million from 2008 to 2009. Net sales of the Engineered Products segment to the Commercial Aerospace market increased by $13.8 million or 8.0% to $185.3 million in 2010 and decreased by $8.1 million or 4.5% to $171.5 million in 2009.

The sales growth in 2010 primarily came from new aircraft programs (A380, A350, B787 and B747-8), which accounted for over 80% of the increase in Commercial Aerospace sales for the year. Sales for Boeing programs increased 25% and Airbus program sales increased 19% over the prior year.

For 2009, supply chain inventory adjustments resulted in exaggerated sales declines, particularly for Airbus programs which were down 24% compared to 2008. Sales for Boeing programs were down 5% in 2009 as compared to the strike impacted 2008 sales. While sales to new programs such as the A380, B787, A350, and B747-8 were up in the fourth quarter of 2009 as compared to 2008, they were lower for the year, primarily due to the B787 delays. For 2009, new program sales represented less than 15% of Commercial Aerospace revenues.

Space & Defense: Net sales of $310.5 million for 2010 increased 3.7% as compared to $299.4 million in 2009. Net sales of $299.4 million for 2009 were essentially flat as compared to net sales of $301.9 million for 2008. In 2010, net sales in constant currency, increased $13.5 million or 4.5%; in 2009 foreign exchange had a minimal impact on sales. We continue to benefit from our ability to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and rotorcraft programs. About half of our Space & Defense sales are comprised of rotorcraft programs, including commercial and military programs from the Americas, Europe and Asia Pacific.

Industrial: Net sales of $218.4 million for 2010 decreased by $34.3 million, or 13.6%, compared to net sales of $252.7 million in 2009. In constant currency, net sales to the Industrial market segment decreased $28.1 million or 11.4% in 2010 and decreased $46.0 million or 15.4% in 2009. Wind energy is the largest submarket in this segment, and experienced a more than 20% decline in constant currency in 2010 as compared to 2009. Sales were significantly impacted in the first and fourth quarter from inventory corrections at our largest wind energy customer, Vestas. Wind energy sales in 2009 declined about 15% in constant currency as compared to 2008 sales, as the credit crisis contributed to the decline in wind energy sales as financing projects by the end user became more difficult. We saw some recovery of sales to automotive, recreation and other general industrial markets in 2010 as these submarkets were coming off their lowest sales levels in years, reflecting both weak markets and selective portfolio pruning.

The following table summarizes net sales to third-party customers by segment and end market segment in 2010, 2009 and 2008:

(In millions)	Commercial Aerospace	Space & Defense	Industrial	Total
2010 Net Sales				
Composite Materials	**$ 459.4**	**$ 229.3**	**$ 215.8**	**$ 904.5**
Engineered Products	**185.3**	**81.2**	**2.6**	**269.1**
Total	**$ 644.7**	**$ 310.5**	**$ 218.4**	**$ 1,173.6**
	55%	**26%**	**19%**	**100%**
2009 Net Sales				
Composite Materials	$ 384.7	$ 220.5	$ 251.3	$ 856.5
Engineered Products	171.5	78.9	1.4	251.8
Total	$ 556.2	$ 299.4	$ 252.7	$ 1,108.3
	50%	27%	23%	100%
2008 Net Sales				
Composite Materials	$ 530.7	$ 235.9	$ 308.7	$ 1,075.3
Engineered Products	179.6	66.0	4.0	249.6
Total	$ 710.3	$ 301.9	$ 312.7	$ 1,324.9
	54%	23%	23%	100%

Gross Margin: Gross margin for 2010 was $282.6 million, or 24.1% of net sales as compared to $248.5 million, or 22.4% of net sales, in 2009. The increase reflected higher volume, factory productivity, cost reduction initiatives and favorable product mix. Exchange rates contributed about 40 basis points to the gross margin improvement in 2010. For 2009, exchange rates only had a minor favorable impact over 2008. Gross margin for 2008 was $289.2 million, or 21.8% of net sales.

Selling, General and Administrative ("SG&A") Expenses: SG&A expenses were $118.5 million, or 10.1% of net sales for 2010, and $107.2 million or 9.7% of net sales for 2009 and $112.9 million, or 8.5% of 2008 net sales. The increase in 2010 expenses was primarily driven by higher variable compensation due to the Company's performance. SG&A in 2009 benefited from reduced headcount, tight cost controls and favorable foreign exchange rates.

Research and Technology ("R&T") Expenses: R&T expenses for 2010 were $30.8 million or 2.6% of net sales, $30.1 million, or 2.7% of 2009 net sales and $31.4 million, or 2.4% of 2008 net sales. The decline in R&T expenses in 2009 was mainly due to favorable foreign exchange rates.

Business Consolidation and Restructuring Expenses: There were no business consolidation and restructuring expenses in 2010 and 2009. Business consolidation and restructuring expenses were $3.8 million for 2008. Almost all of these expenses related to the December 2007 program to realign our company into a single business and address stranded costs resulting from divestitures due to our portfolio realignment, and clean-up expenses associated with preparing the Livermore, California land for sale after closing the manufacturing facility located on that site.

Other Expense, Net: Other expense of $3.5 million in 2010 was for additional environmental reserves related to a manufacturing facility sold in 1986. For 2009, other expense reflects a $7.5 million charge related to a licensing agreement, settling a patent litigation matter. Other expense of $10.2 million during 2008 consisted of a $7.6 million environmental reserve charge related to the manufacturing facility sold in 1986 and a $2.7 million final charge in relation to the termination of our U.S. defined benefit plan.

Operating Income: Operating income for 2010 was $129.8 million compared with operating income of $103.7 million in 2009 and $130.9 million for 2008. Operating income as a percent of sales was 11.1%, 9.4% and 9.9% in 2010, 2009, and 2008, respectively. Higher sales volume and good cost control drove the 170 basis point increase in operating margin in 2010 over the prior year. The $27.2 million decrease in 2009 operating income is primarily due to significantly lower sales volumes.

One of the Company's performance measures is operating income adjusted for non-recurring operating expenses and business consolidation and restructuring expenses, which is a non-GAAP measure. Adjusted operating income for the years ended December 31, 2010, 2009 and 2008 was $133 million, $111 million and $145 million or 11.4%, 10.0% and 10.9%, as a percentage of net sales, respectively. A reconciliation to adjusted operating income is provided on page 20.

Almost all of the Company's sales and costs are either in U.S. dollars, Euros or GBP, and approximately one-quarter of our sales are in Euros or GBP. In addition, much of our European Commercial Aerospace business has sales denominated in dollars and costs denominated in all three currencies. The net impact is that as the dollar weakens against the Euro and the GBP, sales will increase while operating income will decrease. We have an active hedging program to minimize the impact on operating income, but our operating income as a percentage of net sales is affected. Our 2010 operating income percentage was approximately 40 basis points better than 2009 due to exchange rates and our 2009 operating income percentage was approximately 40 basis points worse than 2008 due to exchange rates.

Operating income for the Composite Materials segment increased $28.2 million or 25.3% to $139.6 million, as compared to $111.4 million for 2009. The increase in operating income is the result of higher volume, favorable sales mix and factory productivity and cost reduction initiatives. Operating income for the Engineered Products segment increased by $9.7 million compared with 2009 to $45.7 million, as results were helped by both operational improvements and favorable product mix.

We did not allocate corporate net operating expenses of $55.5 million, $43.7 million, and $54.7 million to segments in 2010, 2009, and 2008, respectively. The increase in Corporate and Other expense in 2010 was primarily related to higher variable compensation expense. As discussed above, 2010, 2009 and 2008 had $3.5 million, $7.5 million and $10.2 million of other expenses included in Corporate and Other.

Interest Expense: Interest expense was $23.2 million for 2010, and $26.1 million for 2009, and $20.2 million for 2008. The decrease in 2010 was due to the refinancing in July 2010 of our Senior Revolving Credit Facility, lower average borrowings and a $1.4 million reversal of interest on liabilities for uncertain tax positions. The increase in 2009 resulted from higher debt levels and the accelerated amortization of deferred financing costs as a result of the repayment of a term loan.

Provision for Income Taxes: Our 2010 and 2009 tax provision was $22.9 million and $22.0 million for an effective tax rate of 22.9% and 28.4%, respectively. The 2010 provision includes a $2.9 million benefit from the reversal of valuation allowances against U.S. deferred tax assets and a $3.5 million benefit from New Clean Energy Manufacturing tax credits for qualifying investments made in 2009 in our U.S wind energy facility. Excluding these items, the effective tax rate was 29.4%. The 2008 provision of $15.6 million or 14.1% effective tax rate included $26.2 million of net tax benefits primarily attributable to tax planning strategies that resulted in changing prior year foreign taxes paid from a deduction to a credit, the reversal of valuation allowances against net operating losses and the reinstatement of net operating losses which were previously written off. Excluding these benefits, the adjusted effective tax was 37.8% for 2008. The improvement in the effective tax rates in 2010 and 2009 compared to the adjusted effective tax rate in 2008 reflects the tax planning actions we have taken over the past few years. We believe the adjusted effective tax rate, which is a non-GAAP measure, is meaningful since it provides insight to the tax rate of ongoing operations.

Equity in Earnings from and Gain on Sale of Investments in Affiliated Companies: In 2010 and 2009, equity in earnings represents our portion of the earnings from our joint venture in Malaysia. Equity in earnings from and gain on sale of investments in affiliated companies during 2008 included a pre-tax gain of $12.5 million from the sale of our interest in BHA Aero Composite Parts Co., Ltd. ("BHA") during 2008 to our joint venture partner for $22.3 million in cash. For additional information, see Note 5 to the accompanying consolidated financial statements of this Annual Report.

Net Income: Net income was $77.4 million, or $0.77 per diluted share for the year ended December 31, 2010 compared to $56.3 million, or $0.57 per diluted common share for 2009 and $111.2 million or $1.14 per diluted share for 2008. The changes reflect the results discussed above, primarily lower sales volume in

2009 and the one-time tax benefits and gain on sale of our interest in BHA in 2008. Also see the table for a reconciliation of GAAP net income from continuing operations to our adjusted "Non-GAAP" measure.

RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We maintain qualified and nonqualified defined benefit retirement plans covering certain current and former European employees, as well as nonqualified defined benefit retirement plans and a retirement savings plan covering eligible U.S. employees, and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees.

Under the retirement savings plan, eligible U.S. employees can contribute up to 20% of their compensation to an individual 401(k) retirement savings account. We make matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation.

We have defined benefit retirement plans in the United Kingdom, Belgium, France and Austria covering certain employees of our subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans. As of December 31, 2010, 64% of the total assets in the U.K. Plan were invested in equities. Equity investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return and minimizing the impact of market fluctuations on the fair value of the plan assets. As a result of an annual review of historical returns and market trends, the expected long-term weighted average rate of return for the U.K. Plan for the 2011 plan year will be 7.0% and 4.5% for the other European Plans as a group. In 2007, we froze the U.K. Plan to new participants. In January 2011, we terminated the U.K. Plan and introduced significant enhancements to the defined contribution plan. As a result of the termination of the U.K. Plan in January 2011, we will record a curtailment gain of $5.7 million (after tax gain of $0.04 per diluted share) in the first quarter of 2011 to recognize previously unrecognized prior service credits. We expect these changes to be cash neutral to the Company in 2011.

We use actuarial models to account for our pension and postretirement plans, which require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumption used in the net periodic cost calculations of our funded European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will almost always be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. The discount rate assumption used to calculate net periodic retirement related costs for the European funded plans was 5.66% for 2010, 5.96% for 2009 and 5.64% for 2008, respectively. The rate of compensation increase, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

For more information regarding our pension and other postretirement benefit plans, see Note 8 to the accompanying consolidated financial statements of this Annual Report.

SIGNIFICANT CUSTOMERS

Approximately 31%, 27%, and 23% of our 2010, 2009, and 2008 net sales, respectively, were to Boeing and related subcontractors. Of the 31% of sales to Boeing and its subcontractors in 2010, 25% related to Commercial Aerospace market applications and 6% related to Space & Defense market applications. Approximately 24%, 22%, and 24% of our 2010, 2009, and 2008 net sales, respectively, were to European Aeronautic Defence and Space Company ("EADS"), including its business division Airbus Industrie ("Airbus"), and its subcontractors. Of the 24% of sales to EADS and its subcontractors in 2010, 21% related to Commercial Aerospace market applications and 3% related to Space & Defense market applications.

Vestas Wind Systems A/S accounted for 12% of the Company's total net sales in 2009 and nearly 11% in 2008. All of these sales are included in the Composite Materials segment and are in the Industrial market.

FINANCIAL CONDITION

In 2010, we generated $77.7 million of free cash flow (cash provided by operating activities less cash paid for capital expenditures) and ended the year with total debt, net of cash, of $215 million, which is the lowest level since 1996. In 2011, we expect our capital spending to be in the range of $150 million to $175 million and target free cash flow to be break-even by year-end.

We have a portfolio of derivatives related to currencies and interest rates. We monitor our counterparties and we only use those rated A- or better.

LIQUIDITY

Our cash on hand at December 31, 2010 was $117.2 million as compared to $110.1 million at December 31, 2009. In December, 2010, we completed a $135 million add-on to our senior credit facility, which was used to pay off a portion of the $150 million of our 6.75% senior subordinated notes we redeemed on February 1, 2011 at a call premium of 2.25%. The remaining redemption amount was funded from cash on hand. At December 31, 2010, proforma as if the redemption occurred, we had total undrawn availability under the Senior Secured Credit Facility and cash on hand of approximately $247 million.

Our total debt as of December 31, 2010 was $332.2 million, a decrease of $60.1 million from the December 31, 2009 balance. About half of the decrease was a result of a mandatory debt repayment in the first quarter of 2010 and the rest was due to debt repayments made using a portion of the cash generated the past two years. The level of available borrowing capacity fluctuates during the course of the year due to factors including capital expenditures, interest and variable compensation payments, changes to working capital, as well as timing of receipts and disbursements within the normal course of business.

Short-term liquidity requirements consist primarily of normal recurring operating expenses and working capital needs, capital expenditures and debt service requirements. We expect to meet our short-term liquidity requirements through net cash from operating activities, cash on hand and our revolving credit facility. As of December 31, 2010, long-term liquidity requirements consist primarily of obligations under our long-term debt obligations. We do not have any significant required debt repayments until September 2014, and will be repaying the term loan at a rate of approximately $1.3 million per quarter with our next required payment due in March 2011, the quarterly payments increase to $2.5 million in September 2012.

Credit Facilities: On July 9, 2010, Hexcel Corporation entered into a new $250 million senior secured credit facility (the "Facility"), consisting of a $150 million revolving loan and a $100 million term loan. The Facility matures on July 9, 2015. Proceeds from the term loan and cash on hand were used to repay all amounts, and terminate all commitments, outstanding under Hexcel's old credit agreement and to pay fees and expenses in connection with the refinancing. We incurred about $3.7 million in issuance costs related to the refinancing of the Facility, which will be expensed over the life of the Facility. As a result of the refinancing, we incurred a $6.8 million charge in the third quarter of 2010 to accelerate the amortization of deferred financing costs associated with the previous credit facility. The Facility permits us to issue letters of credit up to an aggregate amount of $40 million and allows us to draw up to $75 million in Euros. Amounts drawn in Euros or any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of December 31, 2010, we had issued letters of credit totaling $2.1 million under the Facility.

In anticipation of the February 1, 2011 redemption of $150 million of the 6.75% senior subordinated notes, in December 2010, the Company increased its $150 million revolving loan facility to $285 million. There were no changes to the terms and conditions of the Facility. Then on February 1, 2011, we redeemed the senior subordinated notes, the redemption was funded from the revolving loan facility and cash on hand.

The credit agreement contains financial and other covenants, including, but not limited to, restrictions on the incurrence of debt and the granting of liens, as well as the maintenance of an interest coverage ratio and a leverage ratio, and limitations on capital expenditures. In accordance with the terms of the Facility, we are required to maintain a minimum interest coverage ratio of 4.00 (based on the ratio of EBITDA, as defined in the credit agreement, to interest expense) and may not exceed a maximum leverage ratio of 3.00 (based on the ratio of total debt to EBITDA) throughout the term of the Facility. In addition, the Facility contains other terms and conditions such as customary representations and warranties, additional covenants and customary events of default. As of December 31, 2010, we were in compliance with all debt covenants and expect to remain in compliance. Terms of the Facility are further discussed in Note 6 to the accompanying financial statements.

The interest rate for the loans is LIBOR plus 2.75% through December 2010 and then ranges down to LIBOR plus 2%, depending on our leverage ratio. The margin for the loans decreases from 2.75% to 2.25% if Hexcel's leverage ratio decreases below 2 to 1, and decreases an additional 25 basis points if Hexcel's leverage ratio decreases below 1.75 to 1. For the year ended December 31, 2010, our leverage ratio was less than 1.75, accordingly in the first quarter of 2011 our margin decreased to 2%. The term loan was borrowed at closing and once repaid cannot be reborrowed. The term loan is scheduled to be repaid at an initial rate of approximately $1.3 million per quarter, increasing to $2.5 million in September 2012, with two payments of $10.0 million in September 2014 and December 2014 and two final $25.0 million payments in March and June 2015.

We have a $7.1 million borrowing facility for working capital needs of our Chinese entity with an outstanding balance of $7.1 million at December 31, 2010. These funds can only be used locally, accordingly we do not include this facility in our borrowing capacity disclosures. The borrowing facility expires on November 20, 2011 and is guaranteed by Hexcel Corporation.

Operating Activities: We generated $126.5 million in cash from operating activities during 2010, a decrease of $46.3 million from 2009 primarily from higher working capital levels as sales volumes increased. Accounts receivable and inventories used $39.2 million of cash as opposed to generating cash of $70.2 million in 2009. Accounts payable and accrued liabilities resulted in an inflow of $4.5 million as compared to an outflow of $28.1 million in 2009. These large swings reflect moving from last year's declining sales to the current year of increased sales and outlook.

Cash generated from operating activities during 2009 was $172.8 million, an increase of $75.3 million from 2008, predominantly from working capital improvements. Decreases in accounts receivable and inventories contributed $70.2 million. This was partly offset by decreases in accounts payable and accrued liabilities of $28.1 million and increases in other current assets. The positive changes in working capital requirements were attributable to the decline in sales during the year along with strong collections of outstanding accounts receivable and improved inventory control.

Cash generated from operating activities during 2008 was $97.5 million. Net income plus non-cash items contributed $145.0 million of cash flow. This was partly offset by increased working capital requirements primarily due to the 13% sales growth during 2008. Other uses of cash during 2008 included $7.5 million of tax payments related to the sale in 2007 of the European architectural business and the $7.1 million final cash contribution to the U.S. defined pension plan.

Investing Activities: Cash used for investing activities was $48.8 million in 2010 (all payments for capital expenditures) compared to $104.4 million in 2009. The decrease primarily reflects prudent management of our capital spending as we focus on factory yields and efficiencies and try to match our capital spending with our long-term growth assumptions. We made cash payments for capital expenditures of $98.4 million and $175.9 million during 2009 and 2008, respectively, primarily related to our carbon fiber expansion programs. We also increased our ownership in the ACM joint venture to a 50% interest. During 2008, we received total proceeds of $22.3 million from the sale of our interest in BHA. Capital expenditures in 2011 are expected to be $150 million to $175 million.

Financing Activities: Financing activities used $65.2 million of cash as compared with $12.7 million in 2009. In 2010, we again refinanced our Senior Secured Credit Facility. The new Senior Secured Credit Facility terminates in July 2015 and totals $250 million, including a $150 million revolving credit facility and a $100 million new term loan. The new borrowings plus cash on hand were used to repay $134.1 million of term loans existing under the previous facility and $3.7 million of debt issuance costs related to the refinancing. During 2010, we, also, paid $1.4 million of debt issuance costs related to the add-on to our revolving credit facility and repaid $30.0 million of our previous Senior Secured Credit Facility with cash on hand. This repayment included a $26.4 million mandatory prepayment based on 50% of the cash flow generated in 2009, as defined in the old agreement. In addition we borrowed $3.9 million from a line of credit associated with our operations in China.

On February 1, 2011, we redeemed $150 million of our $225 million 6.75% senior subordinated notes at a call premium of 2.25%. The senior subordinated notes are due on February 1, 2015. The redemption was primarily funded by the add-on to our senior secured credit facility, discussed above.

As a result of the redemption, we accelerated the unamortized financing costs of the senior subordinated notes redeemed and expensed the call premium incurring a pretax charge of $4.9 million (estimated after tax of $0.03 per diluted share) in the first quarter of 2011.

Additionally, during 2010, we entered into approximately $98 million of interest rate swaps that trade the LIBOR on our term loan for a fixed rate at an average rate of 1.03%. These interest rate swaps are designated as cash flow hedges to our term loan and expire by March 2014. Based on our leverage ratio at December 31, 2010, the interest rate for the term loan in the first quarter of 2011 is 1.03% plus 2.00%, or 3.03%.

In 2009, we also refinanced our Senior Secured Credit Facility and received $171.5 million of proceeds from a new term loan. The borrowings were used to repay $167.0 million of term loans existing under the previous facility and $10.3 million of debt issuance costs related to the refinancing.

Financial Obligations and Commitments: As of December 31, 2010, current maturities of notes payable and capital lease obligations were $27.6 million, including $15 million that was paid on February 1, 2011 in connection with the redemption of the 6.75% senior subordinated notes. The next significant scheduled debt maturity will not occur until 2014, in the amount of $10.0 million plus any outstanding balance on the revolving loan. Our next scheduled term loan payment of $1.3 million is due in March 2011. We have several capital leases for buildings with expirations through 2021. In addition, certain sales and administrative offices, data processing equipment and manufacturing equipment and facilities are leased under operating leases.

Total letters of credit issued and outstanding under the Senior Secured Credit Facility were $2.1 million as of December 31, 2010. We had no letters of credit issued separately from this credit facility.

As of December 31, 2010, we had $20.1 million of unrecognized tax benefits. This represents tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages. We estimate that we will settle certain tax audits in 2011 and have classified $1.0 million of the unrecognized tax benefit as a current liability. We are unable to make a reliable estimate of the eventual cash flows of the remaining $19.1 million of unrecognized tax benefits.

For further information regarding our financial obligations and commitments, see Notes 6, 7, 8, 13 and 14 to the accompanying consolidated financial statements of this Annual Report.

The following table summarizes the scheduled maturities as of December 31, 2010 of financial obligations and expiration dates of commitments for the years ended 2011 through 2015 and thereafter.

(In millions)	2011	2012	2013	2014	2015	Thereafter	Total
Senior secured credit facility — term B loan due 2015	$ 5.0	$ 7.5	$ 10.0	$ 25.0	$ 50.0	$ —	$ 97.5
Working capital facility	7.1	—	—	—	—	—	7.1
6.75% senior subordinated notes due 2015 (a)	150.0	—	—	—	75.0	—	225.0
Capital leases and other	0.5	0.3	—	—	—	1.8	2.6
Subtotal	162.6	7.8	10.0	25.0	125.0	1.8	332.2
Operating leases	11.0	6.6	6.1	5.1	2.3	11.8	42.9
Total financial obligations	$173.6	$ 14.4	$ 16.1	$ 30.1	$127.3	$ 13.6	$375.1
Letters of credit	$ 2.1	$ —	—	$ —	$ —	$ —	$2.1
Interest payments	17.5	17.3	17.0	16.6	3.7	1.0	73.1
Estimated benefit plan contributions	9.1	12.6	10.1	9.4	27.0	56.7	124.9
Other (b)	4.2	1.1	1.0	1.0	—	—	7.3
Total commitments	$206.5	$ 45.4	$ 44.2	$ 57.1	$158.0	$ 71.3	$582.5

(a) $150.0 million of the notes were redeemed February 1, 2011. The redemption was funded by a new $135 million add-on to the Senior Secured Credit Facility which is due in 2015 and $15.0 million of cash on hand. Accordingly, $15 million is classified as a current liability on the December 31, 2010 Consolidated Balance Sheet.

(b) Other represents estimated spending for environmental matters at known sites.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based upon the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect amounts reported in our financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be significant to the financial statements. The accounting policies below are those we believe are the most critical to the preparation of our financial statements and require the most difficult, subjective and complex judgments. Our other accounting policies are described in the accompanying notes to the consolidated financial statements of this Annual Report.

Deferred Tax Assets

As of December 31, 2010 we have $85.0 million in net deferred tax assets consisting of deferred tax assets of $151.3 million offset by deferred tax liabilities of $29.8 million and a valuation allowance of $36.5 million. As of December 31, 2009, we had $104.6 million in net deferred tax assets consisting of deferred tax assets of $156.6 million offset by deferred tax liabilities of $21.2 million and a valuation allowance of $30.8 million.

The determination of the required valuation allowance and the amount, if any, of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income and the implementation of tax planning strategies. In particular, we are required to weigh both positive and negative evidence in determining whether a valuation allowance is required. Positive evidence would include, for example, a strong earnings history, an event that will increase our taxable income through a continuing reduction in expenses, and tax planning strategies indicating an ability to realize deferred tax assets. Negative evidence would include, for example, a history of operating losses and losses expected in future years.

Included in the 2008 provision were certain tax benefits relating to the implementation of tax planning strategies which enabled the Company to revise its estimate of U.S. net operating loss (NOL) and foreign tax credit (FTC) carry-forwards expected to be realized in the future. The tax provision for the year included $26.2 million of net tax benefits primarily attributable to changing prior year foreign taxes paid from a deduction to a credit and the reversal of valuation allowances against net operating losses and the reinstatement of net operating losses which were previously written off. The Company has additional FTCs for which we have recorded valuation allowances, but we will not reverse these valuation allowances until such time that we believe it is more likely than not that they are realizable. When considering this realizability we will also investigate any potential benefit from a recharacterization of foreign taxes paid in earlier years.

In addition to the valuation allowance against the FTC described above, the valuation allowance as of December 31, 2010 relates to certain net operating loss carryforwards of our foreign subsidiaries, general business credits, and state net operating loss carryforwards for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained.

Uncertain Tax Positions

Our unrecognized tax benefits at December 31, 2010 of $20.1 million, relate to various Foreign and U.S. jurisdictions. Included in the unrecognized tax benefits of $20.1 million at December 31, 2010 was $16.6 million of tax benefits that, if recognized, would impact our annual effective tax rate. In addition, we recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the consolidated statements of operations. During 2010, we reversed interest of $1.4 million related to the unrecognized tax benefits. We have recorded a liability of $0.9 million and $2.8 million for the payment of interest as of December 31, 2010 and 2009, respectively.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The U.S. federal statute of limitations remains open for prior years; however the U.S. tax returns have been audited through 2007. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Austria (2002 onward), Belgium (2003 onward), France (2008 onward), Spain (2004 onward) and UK (2008 onward). We are currently under examination in various foreign jurisdictions.

As of December 31, 2010, we had uncertain tax positions for which it is reasonably possible that amounts of unrecognized tax benefits could significantly change over the next year. These uncertain tax positions relate to our tax returns from 2004 onward, some of which are currently under examination by certain European taxing authorities. The company is currently in discussions with certain foreign tax authorities regarding a possible settlement of an audit. We are unable to provide an estimate of possible change to the unrecognized tax benefits related to these tax positions. As of December 31, 2010, the Company has classified approximately $1.0 million of unrecognized tax benefits as a current liability, representing income tax positions under examination in various jurisdictions which the Company expects to settle over the next twelve months.

We expect that the amount of unrecognized tax benefits will continue to change in the next twelve months as a result of ongoing tax deductions, the resolutions of audits and the passing of the certain statutes of limitations.

Long-Lived Assets and Goodwill

We have significant long-lived assets. We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based upon our ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value is determined based on discounted cash flows. In determining fair value a considerable amount of judgment is required to determine discount rates, market premiums, financial forecasts, and asset lives.

In addition, we review goodwill for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. We have four reporting units within the Composite Materials segment, each of which are components that constitute a business for which discrete financial information is available and for which appropriate management regularly reviews the operating results. Within the Engineered Products segment, the reporting unit is the segment as it comprises only a single component. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. Fair value is calculated using discounted cash flows, based on a discount rate derived from the weighted average cost of capital for other companies in the industry adjusted to the higher end of the range to represent the companies more comparable in size to Hexcel. The other assumptions included in the discounted cash flow methodology included forecasted revenues, gross profit margins, operating income margins, working capital cash flow, and perpetual growth rates, among others, all of which require significant judgments by management. Future cash flows can be affected by changes in industry or market conditions. During the fourth quarter of 2010, we updated valuations for all reporting units with goodwill using discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, we determined that goodwill was not impaired.

Commitments and Contingencies

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment, health and safety matters. We estimate and accrue our liabilities resulting from such matters based upon a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. We believe we have adequately accrued for these potential liabilities; however, facts and circumstances may change, such as new developments, or a change in approach, including a change in settlement strategy or in an environmental remediation plan, that could cause the actual liability to exceed the estimates, or may require adjustments to the recorded liability balances in the future.

Our estimate of liability as a potentially responsible party ("PRP") and our remaining costs associated with our responsibility to remediate the Lodi, New Jersey; Kent, Washington; and other sites are accrued in the consolidated balance sheets. As of December 31, 2010 and 2009, our aggregate environmental related accruals were $7.3 million and $8.3 million, respectively. As of December 31, 2010 and 2009, $4.2 million and $4.5 million, respectively, was included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain environmental matters, the accrual was estimated at the low end of a range of possible outcomes since no amount within the range is a better estimate than any other amount. In 2010, if we had accrued for these matters at the high end of the range of possible outcomes, our accrual would have been $8.8 million at December 31, 2010.

These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

Environmental remediation reserve activity for the three years ended December 31, 2010 as follows:

	For the years ended December 31,		
(In millions)	**2010**	**2009**	**2008**
Beginning remediation accrual balance	**$8.3**	$9.2	$3.2
Current period expenses (a)	**3.8**	1.9	8.7
Cash expenditures	**(4.8)**	(2.8)	(2.7)
Ending remediation accrual balance	**$7.3**	$8.3	$9.2
Capital expenditures for environmental matters	**$1.7**	$4.8	$7.3

(a) 2008 Includes $7.6 million of expense related to the Lodi, New Jersey site resulting from a change in the estimated time period that remediation is expected to continue.

MARKET RISKS

As a result of our global operating and financing activities, we are exposed to various market risks that may affect our consolidated results of operations and financial position. These market risks include, but are not limited to, fluctuations in interest rates, which impact the amount of interest we must pay on certain debt instruments, and fluctuations in currency exchange rates, which impact the U.S. dollar value of transactions, assets and liabilities denominated in foreign currencies. Our primary currency exposures are in Europe, where we have significant business activities. To a lesser extent, we are also exposed to fluctuations in the prices of certain commodities, such as electricity, natural gas, aluminum, acrylonitrile and certain chemicals.

We attempt to net individual exposures, when feasible, taking advantage of natural offsets. In addition, we employ interest rate swap agreements, cross-currency swap agreements and foreign currency forward exchange contracts for the purpose of hedging certain specifically identified interest rates and net currency exposures. The use of these financial instruments is intended to mitigate some of the risks associated with fluctuations in interest rates and currency exchange rates, but does not eliminate such risks. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risks

Our long-term debt bears interest at both fixed and variable rates. From time to time we have entered into interest rate swap agreements to change the underlying mix of variable and fixed interest rate debt. These interest rate swap agreements have modified the percentage of total debt that is exposed to changes in market interest rates. Assuming a 10% favorable and a 10% unfavorable change in the underlying weighted average interest rates of our variable rate debt and swap agreements, interest expense for 2010 of $23.2 million would have decreased to $22.6 million and increased to $23.8 million, respectively.

Interest Rate Swaps

In 2010, we entered into approximately $98 million of interest rate swaps that trade the LIBOR on our term loan for a fixed rate at an average rate of 1.03%. These interest rate swaps are designated as cash flow hedges to our term loan and expire by March 2014. The fair value of interest rate swap agreements is recorded in other assets or other long-term liabilities with a corresponding amount to Other Comprehensive Income. Based on our leverage ratio at December 31, 2010, the interest rate for the term loan in the first quarter 2011 is 1.03% plus 2.00%, or 3.03%.

Cross-Currency Interest Rate Swap Agreement

In September 2006, we entered into a cross-currency interest rate swap agreement to hedge a portion of our net Euro investment in Hexcel France SA. To the extent it is effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment in Hexcel France SA are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are included in income as a component of interest expense. The agreement has a notional value of $63.4 million, a term of five years, and is scheduled to mature on September 20, 2011. We receive interest in U.S. dollars quarterly and pay interest in Euros on the same day. U.S. interest is based on the three month LIBOR. Euro interest is based on the three month EURIBOR. The fair value of the swap at December 31, 2010 and December 31, 2009 was a liability of $3.0 million and $8.2 million, respectively. A net charge to interest expense of $0.3 million and a net credit to interest expense of $0.3 million related to the excluded portion of the derivative were recorded in 2010 and 2009, respectively. Net charges to interest expense of $0.3 million and $0.6 million related to the interest coupons were recorded during 2010 and 2009, respectively. The net amount of gains/losses included in the CTA adjustment during the reporting periods were a gain of 5.4 million, a loss of $1.2 million, a gain of $3.2 million in 2010, 2009 and 2008, respectively. The impact of applying prescribed credit risk adjustments was immaterial for the three years.

Foreign Currency Exchange Risks

We operate nine manufacturing facilities in Europe, which generated approximately 48% of our 2010 consolidated net sales. Our European business activities primarily involve three major currencies — the U.S. dollar, the British pound, and the Euro. We also conduct business or have joint venture investments in China, Malaysia, Japan and Australia, and sell products to customers throughout the world.

In 2010, our European subsidiaries had third-party sales of $538.3 million of which approximately 48% were denominated in U.S. dollars, 48% were denominated in Euros and 4% were denominated in British pounds. While we seek to reduce the exposure of our European subsidiaries to their sales in non-functional currencies through the purchase of raw materials in the same currency as that of the product sale, the net contribution of these sales to cover the costs of the subsidiary in its functional currency will vary with changes in foreign exchange rates, and as a result, so will vary the European subsidiaries' percentage margins and profitability. For revenues denominated in the functional currency of the subsidiary, changes in foreign currency exchange rates increase or decrease the value of these revenues in U.S. dollars but do not affect the profitability of the subsidiary in its functional currency. The value of our investments in these countries could be impacted by changes in currency exchange rates over time, and could impact our ability to profitably compete in international markets.

We attempt to net individual functional currency positions of our various European subsidiaries, to take advantage of natural offsets and reduce the need to employ foreign currency forward exchange contracts. We attempt to hedge some, but not necessarily all, of the net exposures of our European subsidiaries resulting from sales they make in non-functional currencies. The benefit of such hedges varies with time and the foreign exchange rates at which the hedges are set. For example, when the Euro strengthened against the U.S. dollar, the benefit of new hedges placed was much less than the value of hedges they replaced that were entered into when the U.S. dollar was stronger. We seek to place additional foreign currency hedges when the dollar strengthens against the Euro or British pound. We do not seek to hedge the value of our European subsidiaries' functional currency sales and profitability in U.S. dollars. We also enter into short-term foreign currency forward exchange contracts, usually with a term of ninety days or less, to hedge net currency exposures resulting from specifically identified transactions. Consistent with the nature of the economic hedge provided by such contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying transaction being hedged.

We have performed a sensitivity analysis as of December 31, 2010 using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covers all of our foreign currency hedge contracts. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would have an immaterial impact on our results. However, it should be noted that over time as the adverse movement (in our case a weaker dollar as compared to the Euro or the GBP) continues and new hedges are layered in at the adverse rate, the impact would be more significant. For example, had we not had any hedges in place for 2010, a 10% adverse movement would have reduced our operating income by about $9.7 million.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. We entered into contracts to exchange U.S. dollars for Euros and British Pound Sterling through May 2013. The aggregate notional amount of these contracts was $124.2 million and $100.1 million at December 31, 2010 and 2009, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2010, hedge ineffectiveness was immaterial. Cash flows associated with these contracts are classified within net cash provided by operating activities of continuing operations.

The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2010, 2009 and 2008 was as follows:

(In millions)	2010	2009	2008
Unrealized gains (losses) at beginning of period	**$(1.4)**	$(8.9)	$3.2
(Gains) losses reclassified to net sales	**3.9**	4.3	(1.3)
(Decrease) increase in fair value, net of tax	**(2.7)**	3.2	(10.8)
Unrealized gains (losses) at end of period	**$(0.2)**	$(1.4)	$(8.9)

Unrealized losses of $0.3 million recorded in "accumulated other comprehensive income (loss)," net of tax, as of December 31, 2010 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. The impact of credit risk adjustments was immaterial for the three years.

In addition, non-designated foreign exchange forward contracts are used to hedge balance sheet exposures. The notional amounts outstanding at December 31, 2010 and 2009, respectively were U.S. $85.9 million and GBP 1.0 million against EUR, and U.S. $53.8 million and GBP 3.0 million against EUR. The change in fair value of these forward contracts are recorded in the consolidated statements of operations and were immaterial for the years 2010, 2009 and 2008.

Utility Price Risks

We have exposure to utility price risks as a result of volatility in the cost and supply of energy and in natural gas. To minimize the risk, from time to time we enter into fixed price contracts at certain of our manufacturing locations for a portion of our energy usage for periods of up to one year. Although these contracts would reduce the risk to us during the contract period, future volatility in the supply and pricing of energy and natural gas could have an impact on our future consolidated results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

New Accounting Pronouncements

In October 2009, the FASB issued new authoritative guidance regarding "Revenue Recognition — Multiple Deliverable Revenue Arrangements." This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. We adopted the new guidance prospectively on January 1, 2011 and do not expect it will materially affect the Company's consolidated financial position and results of operations.

OUR FORWARD-LOOKING STATEMENTS AND PROJECTIONS MAY TURN OUT TO BE INACCURATE.

This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "should", "would", "will", and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain, and are subject to changing assumptions.

Such forward-looking statements include, but are not limited to: (a) the estimates and expectations based on aircraft production rates made publicly available by Airbus and Boeing; (b) the revenues we may generate from an aircraft model or program; (c) the impact of the possible push-out in deliveries of the Airbus and Boeing backlog and the impact of delays in new aircraft programs or the final Hexcel composite material content once the design and material selection has been completed; (d) expectations of composite content on new commercial aircraft programs and our share of those requirements; (e) expectations of growth in revenues from space and defense applications, including whether certain programs might be curtailed or discontinued; (f) expectations regarding growth in sales for wind energy, recreation and other industrial applications; (g) expectations regarding working capital trends and expenditures; (h) expectations as to the level of capital expenditures and when we will complete the construction and qualification of capacity expansions; (i) our ability to maintain and improve margins in light of the ramp-up of capacity and the current economic environment; (j) the outcome of legal matters; (k) our projections regarding the realizability of net operating loss and foreign tax credit carryforwards, and the impact of the above factors on our expectations of 2011 financial results; and (l) the impact of various market risks, including fluctuations in interest rates, currency exchange rates, environmental regulations and tax codes, fluctuations in commodity prices, and fluctuations in the market price of our common stock. In addition, actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to changing market conditions, increased competition, product mix, inability to achieve planned manufacturing improvements and cost reductions, and conditions in the financial markets.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations, particularly in Asia and Europe; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus, Boeing or Vestas; changes in sales mix; changes in government defense procurement budgets; changes in military aerospace programs technology; industry capacity; competition; disruptions of established supply channels, particularly where raw materials are obtained from a single or limited number of sources and cannot be substituted by unqualified alternatives; manufacturing capacity constraints; and the availability, terms and deployment of capital.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community's expectations, as well as broader market trends, can have an adverse impact on our stock price. We do not undertake an obligation to update our forward-looking statements or risk factors to reflect future events or circumstances.

Hexcel Corporation and Subsidiaries
Consolidated Balance Sheets
as of December 31,

(In millions)	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 117.2**	$ 110.1
Accounts receivable, net	**173.9**	158.4
Inventories, net	**169.9**	157.2
Prepaid expenses and other current assets	**36.7**	35.4
Total current assets	**497.7**	461.1
Net property, plant and equipment	**598.3**	602.1
Goodwill and other intangible assets	**56.2**	56.7
Investments in affiliated companies	**19.9**	17.7
Deferred tax assets	**63.6**	85.6
Other assets	**22.4**	23.4
Total assets	**$1,258.1**	$1,246.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings and current maturities of long-term debt	**$ 27.6**	$ 33.5
Accounts payable	**83.0**	74.3
Accrued compensation and benefits	**50.5**	43.5
Accrued interest	**6.9**	9.6
Other accrued liabilities	**37.9**	40.8
Total current liabilities	**205.9**	201.7
Long-term notes payable and capital lease obligations	**304.6**	358.8
Long-term retirement obligations	**61.9**	73.1
Other non-current liabilities	**26.3**	37.4
Total liabilities	**598.7**	671.0
Commitments and contingencies (see Note 14)		
Stockholders' equity:		
Common stock, $0.01 par value, 200.0 shares of stock authorized, 99.5 and 98.6 shares of stock issued and outstanding at December 31, 2010 and 2009, respectively	**1.0**	1.0
Additional paid-in capital	**552.3**	535.3
Retained earnings	**148.4**	71.0
Accumulated other comprehensive loss	**(15.1)**	(7.0)
	686.6	600.3
Less: Treasury stock, at cost, 2.2 and 2.0 shares at December 31, 2010 and 2009, respectively	**(27.2)**	(24.7)
Total stockholders' equity	**659.4**	575.6
Total liabilities and stockholders' equity	**$1,258.1**	$ 1,246.6

Hexcel Corporation and Subsidiaries Consolidated Statements of Operations for the Years Ended December 31,

(In millions, except per share data)	2010	2009	2008
Net sales	**$1,173.6**	$1,108.3	$1,324.9
Cost of sales	**891.0**	859.8	1,035.7
Gross margin	**282.6**	248.5	289.2
Selling, general and administrative expenses	**118.5**	107.2	112.9
Research and technology expenses	**30.8**	30.1	31.4
Business consolidation and restructuring expenses	**—**	—	3.8
Other expense, net	**3.5**	7.5	10.2
Operating income	**129.8**	103.7	130.9
Interest expense, net	**23.2**	26.1	20.2
Non-operating expense	**6.8**	—	—
Income before income taxes and equity in earnings	**99.8**	77.6	110.7
Provision for income taxes	**22.9**	22.0	15.6
Income before equity in earnings	**76.9**	55.6	95.1
Equity in earnings from and gain on sale of investments in affiliated companies	**0.5**	0.7	16.1
Net income	**$ 77.4**	$ 56.3	$ 111.2
Basic net income per common share:	**$ 0.79**	$ 0.58	$ 1.15
Diluted net income per common share:	**$ 0.77**	$ 0.57	$ 1.14
Weighted average common shares outstanding:			
Basic	**97.6**	96.9	96.4
Diluted	**99.9**	98.2	97.6

Hexcel Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2010, 2009 and 2008

(In millions)	Common Stock Par	Additiona Paid-In Capital	Accumulated Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 2007	$ 1.0	$513.2	$ (97.3)	$ 32.6	$ (21.9)	$427.6	
Net income			111.2			111.2	$111.2
Pension obligation — ASC 715 measurement date adjustment, net of tax			0.8			0.8	0.8
Currency translation adjustments				(27.7)		(27.7)	(27.7)
Net unrealized loss on financial instruments, net of tax				(12.0)		(12.0)	(12.0)
Change in post-retirement benefit plans, net of tax				(1.6)		(1.6)	(1.6)
Comprehensive income							$ 70.7
Activity under stock plans		12.8			(1.9)	10.9	
Balance, December 31, 2008	$ 1.0	$526.0	$ 14.7	$ (8.7)	$ (23.8)	$509.2	
Net income			56.3			56.3	$ 56.3
Currency translation adjustments				10.1		10.1	10.1
Net unrealized gain on financial instruments, net of tax				6.7		6.7	6.7
Change in post-retirement benefit plans, net of tax				(15.1)		(15.1)	(15.1)
Comprehensive income							$ 58.0
Activity under stock plans		9.3			(0.9)	8.4	
Balance, December 31, 2009	**$ 1.0**	**$535.3**	**$ 71.0**	**$ (7.0)**	**$ (24.7)**	**$575.6**	
Net income			**77.4**			**77.4**	**$ 77.4**
Currency translation adjustments				**(17.1)**		**(17.1)**	**(17.1)**
Net unrealized gain on financial instruments, net of tax				**1.7**		**1.7**	**1.7**
Change in post-retirement benefit plans, net of tax				**7.3**		**7.3**	**7.3**
Comprehensive income							**$ 69.3**
Activity under stock plans		**17.0**			**(2.5)**	**14.5**	
Balance, December 31, 2010	**$ 1.0**	**$552.3**	**$148.4**	**$ (15.1)**	**$ (27.2)**	**$659.4**	

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Cash Flows
for the Years Ended December 31,

(In millions)	2010	2009	2008
Cash flows from operating activities			
Net income	**$ 77.4**	$ 56.3	$111.2
Reconciliation to net cash provided by operating activities:			
Depreciation and amortization	**53.2**	46.6	43.9
Amortization of debt discount and deferred financing costs	**10.3**	4.9	1.7
Deferred income taxes (benefit)	**16.1**	19.6	(6.5)
Business consolidation and restructuring expenses	**—**	—	3.8
Business consolidation and restructuring payments	**(0.8)**	(1.7)	(4.3)
Equity in earnings from and gain on sale of investments in affiliated companies	**(0.5)**	(0.7)	(16.2)
Share-based compensation	**12.4**	8.3	9.4
Excess tax benefits on share-based compensation	**(2.3)**	(0.7)	2.0
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(22.5)**	31.8	(3.1)
(Increase) decrease in inventories	**(16.7)**	38.4	(20.1)
(Increase) decrease in prepaid expenses and other current assets	**(0.2)**	(7.3)	3.0
Increase (decrease) in accounts payable and accrued liabilities	**4.5**	(28.1)	(27.1)
Other, net	**(4.4)**	5.4	(0.2)
Net cash provided by operating activities	**126.5**	172.8	97.5
Cash flows from investing activities			
Capital expenditures and deposits for capital purchases	**(48.8)**	(98.4)	(175.9)
Investment in affiliated companies	**—**	(6.0)	—
Proceeds from sale of an investment in an affiliated company	**—**	—	22.3
Net cash used for investing activities	**(48.8)**	(104.4)	(153.6)
Cash flows from financing activities			
Borrowings from credit facility	**3.9**	3.0	—
Proceeds from senior secured credit facility — new term B loan	**100.0**	171.5	—
Repayment of senior secured credit agreement — term B and C loans	**(164.1)**	(167.0)	—
Repayment of senior secured credit agreement — new term B loan	**(2.5)**	(10.9)	—
Issuance costs related to new senior secured credit facility	**(5.1)**	(10.3)	—
Proceeds from senior secured credit facility — term C loan	**—**	—	79.3
Capital lease obligations and other debt, net	**(0.5)**	0.3	(0.4)
Activity under stock plans and other	**3.1**	0.7	1.2
Net cash (used for) provided by financing activities	**(65.2)**	(12.7)	80.1
Effect of exchange rate changes on cash and cash equivalents	**(5.4)**	3.5	(1.2)
Net increase in cash and cash equivalents	**7.1**	59.2	22.8
Cash and cash equivalents at beginning of year	**110.1**	50.9	28.1
Cash and cash equivalents at end of year	**$117.2**	$110.1	$ 50.9
Supplemental information (See Note 15):			
Accrual basis additions to property, plant and equipment	**$ 60.7**	$ 85.7	$177.3

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel", "the Company", "we", "us", or "our"), is a leading advanced composites company. We develop, manufacture, and market lightweight, high-performance composites, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, for use in the Commercial Aerospace, Space and Defense and Industrial applications. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, bikes, skis and a wide variety of other industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Europe and Asia Pacific. We are also an investor in a joint venture, which manufactures composite structures for commercial aerospace.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hexcel Corporation and its subsidiaries after elimination of all intercompany accounts, transactions and profits. An investment in an affiliated company, in which our interest is 50% and where we do not have the ability to exercise control over financial or operating decisions, nor are we the primary beneficiary, is accounted for using the equity method of accounting.

Use of Estimates

Preparation of the accompanying consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less when purchased. Our cash equivalents are held in prime money market investments with strong sponsor organizations which are monitored on a continuous basis.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out and average cost methods. Inventory is reported at its estimated net realizable value based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors.

Property, Plant and Equipment

Property, plant and equipment, including capitalized interest applicable to major project expenditures, is recorded at cost. Asset and accumulated depreciation accounts are eliminated for dispositions, with resulting gains or losses reflected in earnings. Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. Goodwill is tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired. The Company's annual test for goodwill impairment was performed in the fourth quarter as of November 30, 2010. Goodwill is reviewed for impairment utilizing a two-step process. The first step of the impairment test requires the identification of the reporting units and comparison of the fair value of each of these reporting units to the respective carrying value. A reporting unit is an operating segment or one level below an operating segment, for which discrete information is available and regularly reviewed by management. If the carrying value of the reporting unit is less than its fair value, no impairment exists and the second step is not performed. If the carrying value of the reporting unit is higher than its fair value, the second step must be performed to compute the amount of the goodwill impairment, if any. In the second step, the impairment is computed by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized for the excess.

Fair value is calculated using discounted cash flows, based on a discount rate derived from the weighted average cost of capital for other companies in the industry adjusted to the higher end of the range to represent the companies more comparable in size to Hexcel. The other assumptions included in the discounted cash flow methodology included forecasted revenues, gross profit margins, operating income margins, working capital cash flow, and perpetual growth rates, among others, all of which require significant judgments by management.

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Indefinite lived intangibles are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of the indefinite lived intangible exceeds the fair value, the intangible asset is written down to its fair value. Fair value is calculated using discounted cash flows.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and identifiable intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. These indicators include: a significant decrease in the market price of a long-lived asset, a significant change in the extent or manner in which a long-lived asset is used or its physical condition, a significant adverse change in legal factors or business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount expected for the acquisition or construction of a long-lived asset, a current period operating or cash flow loss combined with a history of losses associated with a long-lived asset and a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated life.

The Company also tests indefinite-lived intangible assets, consisting of purchased emissions credits, for impairment at least annually in the fourth quarter as of November 30th. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference.

Software Development Costs

Costs incurred to develop software for internal-use are accounted for under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." All costs relating to the preliminary project stage and the post-implementation/operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the useful life of the software. The amortization of capitalized costs commences when functionality of the computer software is achieved.

Investments

We have a 50% equity ownership investment in an Asian joint venture Asian Composites Manufacturing Sdn. Bhd. In accordance with recently issued accounting standards we have determined that this investment is not a variable interest entity. As such, we account for our share of the earnings of this affiliated company using the equity method of accounting.

Debt Financing Costs

Debt financing costs are deferred and amortized to interest expense over the life of the related debt, which ranges from 4 to 10 years. At December 31, 2010 and 2009, deferred debt financing costs were $9.8 million and $11.9 million, net of accumulated amortization of $4.1 million and $4.6 million, respectively, and are included in "other assets" in the consolidated balance sheets.

Share-Based Compensation

The fair value of the Restricted Stock Units (RSU's) is equal to the market price of our stock at date of grant and is amortized to expense ratably over the vesting period. Performance restricted stock units ("PRSUs") are a form of RSUs in which the number of shares ultimately received depends on the extent to which we achieve a specified performance target. The fair value of the PRSU is based on the closing market price of the Company's common stock on the date of grant and is amortized straight-line over the total vesting period. A change in the performance measure expected to be achieved is recorded as an adjustment in the period in which the change occurs. We use the Black-Scholes model to value compensation expense for all option-based payment awards made to employees and directors based on estimated fair values on the grant date. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in our consolidated statements of operations.

Currency Translation

The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in "accumulated other comprehensive income (loss)" in the stockholders' equity section of the consolidated balance sheets. Gains and losses from foreign currency transactions are not material.

Revenue Recognition

Our revenue is predominately derived from sales of inventory, and is recognized when persuasive evidence of an arrangement exists, title and risk of loss passes to the customer, the sales price is fixed or determinable and collectability is reasonably assured. However, from time to time we enter into contractual arrangements for which other specific revenue recognition guidance is applied.

Recognition of revenue on bill and hold arrangements occurs only when risk of ownership has passed to the buyer, a fixed written commitment has been provided by the buyer, the goods are complete and ready for shipment, the goods are segregated from inventory, no performance obligations remain and a schedule for delivery of goods has been established. Revenues derived from design and installation services are recognized when the service is provided. Revenues derived from long-term construction-type contracts are accounted for using the percentage-of-completion method, and progress is measured on a cost-to-cost basis. If at any time expected costs exceed the value of the contract, the loss is recognized immediately.

Product Warranty

We provide for an estimated amount of product warranty at the point a claim is probable and estimable. This estimated amount is provided by product and based on current facts, circumstances and historical warranty experience. Warranty expense was $1.9 million, $0.6 million and $1.4 million for the years ended December 31, 2010, 2009 and 2008 respectively.

Research and Technology

Significant costs are incurred each year in connection with research and technology ("R&T") programs that are expected to contribute to future earnings. Such costs are related to the development and, in certain instances, the qualification and certification of new and improved products and their uses. R&T costs are expensed as incurred.

Income Taxes

We provide for income taxes using the liability approach. Under the liability approach, deferred income tax assets and liabilities reflect tax net operating loss and credit carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets' attributes. When events and circumstances so dictate, we evaluate the realizability of our deferred tax assets and the need for a valuation allowance by forecasting future taxable income. Investment tax credits are recorded on a flow-through basis, which reflects the credit in net income as a reduction of the provision for income taxes in the same period as the credit is realized for federal income tax purposes.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of trade accounts receivable. Two customers and their related subcontractors accounted for more than half of our annual net sales in 2010 and three customers and their related subcontractors accounted for more than half of our annual net sales for 2009 and 2008. Refer to Note 17 for further information on significant customers. We perform ongoing credit evaluations of our customers' financial condition but generally do not require collateral or other security to support customer receivables. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other financial information. As of December 31, 2010 and 2009, the allowance for doubtful accounts was $1.5 million and $1.9 million, respectively. Bad debt expense was immaterial for all years presented.

Derivative Financial Instruments

We use various financial instruments, including foreign currency forward exchange contracts, cross-currency swap agreements and interest rate swap agreements, to manage our exposure to market fluctuations by generating cash flows that offset, in relation to their amount and timing, the cash flows of certain foreign currency denominated transactions or underlying debt instruments. We mark our foreign exchange forward contracts to fair value. The change in the fair value is recorded in current period earnings. When the derivatives qualify, we designate our foreign currency forward exchange contracts as cash flow hedges against forecasted foreign currency denominated transactions and report the effective portions of changes in fair value of the instruments in "accumulated other comprehensive income (loss)" until the underlying hedged transactions affect income. We designate our interest rate swap agreements as fair value or cash flow hedges against specific debt instruments and recognize interest differentials as adjustments to interest expense as the differentials may occur. Cross-currency swap agreements are used as hedges of portions of our net investment in foreign operations and to the extent effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are included in operating income as a component of interest expense. We do not use financial instruments for trading or speculative purposes.

In accordance with accounting guidance, we recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value.

Self-insurance

We are self-insured up to specific levels for certain medical and health insurance and workers' compensation plans. Accruals are established based on actuarial assumptions and historical claim experience, and include estimated amounts for incurred but not reported claims.

New Accounting Pronouncements

In October 2009, the FASB issued new authoritative guidance regarding "Revenue Recognition — Multiple Deliverable Revenue Arrangements." This update provides amendments for separating consideration in multiple deliverable arrangements and removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the "Fair Value Measurements and Disclosures" guidance, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective for the Company beginning January 1, 2011 and can be applied prospectively or retrospectively. We adopted the new guidance prospectively on January 1, 2011 and do not expect it will materially affect the Company's consolidated financial position and results of operations.

NOTE 2 — INVENTORIES

	December 31,	
(In millions)	**2010**	**2009**
Raw materials	**$ 71.6**	$ 72.7
Work in progress	**40.7**	36.8
Finished goods	**80.4**	71.6
Total inventories, gross	**192.7**	181.1
Inventory allowances	**(22.8)**	(23.9)
Total inventories, net	**$169.9**	$157.2

NOTE 3 — NET PROPERTY, PLANT AND EQUIPMENT

	December 31,	
(In millions)	**2010**	**2009**
Land	**$ 34.4**	$ 32.5
Buildings	**253.1**	241.5
Equipment	**680.9**	597.9
Construction in progress	**95.5**	173.2
Property, plant and equipment	**1,063.9**	1,045.1
Less accumulated depreciation	**(465.6)**	(443.0)
Net property, plant and equipment	**$598.3**	$602.1

Depreciation expense related to property, plant and equipment for the years ended December 31, 2010, 2009 and 2008, was $53.2 million, $46.6 million, and $43.9 million, respectively. Capitalized interest of $2.5 million and $5.6 million for 2010 and 2009 was included in construction in progress and is associated with our carbon fiber expansion programs. Capitalized costs associated with software developed for internal use were $1.1 million and $1.7 million for 2010 and 2009, respectively.

NOTE 4 — GOODWILL AND PURCHASED INTANGIBLE ASSETS

Changes in the carrying amount of gross goodwill and other purchased intangibles for the years ended December 31, 2010 and 2009, by segment, are as follows:

(In millions)	Composite Materials	Engineered Products	Total
Balance as of December 31, 2008	$39.9	$ 16.1	$ 56.0
Currency translation adjustments and other	0.7	—	0.7
Balance as of December 31, 2009	$40.6	$ 16.1	$ 56.7
Currency translation adjustments and other	**(0.5)**	—	**(0.5)**
Balance as of December 31, 2010	**$40.1**	**$16.1**	**$56.2**

During the fourth quarter of 2010, we performed our annual impairment review of goodwill as of November 30, 2010. The review indicated that the estimated fair market value of reporting units exceeded the carrying value of the net assets of those reporting units and therefore no impairment was indicated. The goodwill and intangible asset balances as of December 31, 2010 include $2.2 million of indefinite-lived intangible assets and $54.0 million of goodwill.

NOTE 5 — INVESTMENTS IN AFFILIATED COMPANIES

As of December 31, 2010, we have a 50% equity ownership investment in an Asian joint venture Asian Composites Manufacturing Sdn. Bhd. ("ACM"). In 2009, we paid $6 million to increase our ownership percentage from 33.33% to 50%. In accordance with recently issued accounting standards we have determined that this investment is not a variable interest entity. As such, we account for our share of the operating performance of this affiliated company using the equity method of accounting. The Company previously owned an equity ownership investment in a second joint venture in Asia that was sold in July 2008. Equity in earnings from and gain on sale of investments in affiliated companies during 2008 included a pre-tax gain of $12.5 million from the sale of our interest to our joint venture partner for $22.3 million in cash.

NOTE 6 — DEBT

(In millions)	December 31, 2010	December 31, 2009
Foreign operation's working capital line of credit	**$ 7.1**	$ 3.0
Current maturities of capital lease and other obligations	**0.5**	0.5
Current maturities of term loan	**5.0**	30.0
Current maturities of 6.75% senior subordinated notes due 2015	**15.0**	—
Short-term borrowings and current maturities of long-term debt	**27.6**	33.5
Senior secured credit facility — term loan due 2015	**92.5**	131.0
Capital lease and other obligations	**2.1**	2.8
6.75% senior subordinated notes due 2015	**210.0**	225.0
Long-term notes payable and capital lease obligations	**304.6**	358.8
Total debt	**$332.2**	$392.3

Estimated Fair Values of Notes Payable

The approximate, aggregate fair value of our notes payable as of December 31, 2010 and 2009 were as follows:

(In millions)	December 31, 2010	December 31, 2009
6.75% senior subordinated notes, due 2015	**$225.6**	$216.0
Senior secured credit facility — Term loan due 2015	**$ 98.0**	$161.0

The aggregate fair values of the notes payable were estimated on the basis of quoted market prices.

Senior Secured Credit Facility

On July 9, 2010, Hexcel Corporation entered into a new $250 million senior secured credit facility ("the Facility"), consisting of a $150 million revolving loan and a $100 million term loan. As discussed below, in December 2010 the Company entered into an add-on agreement to its Senior Secured Credit Agreement, increasing its revolving credit facility from $150 million to $285 million. The Facility matures on July 9, 2015. The interest rate for the loans is LIBOR plus 2.75% through December 2010 and then can range down to LIBOR plus 2%, depending on our leverage ratio. The margin for the loans will decrease from 2.75% to 2.25% if Hexcel's leverage ratio decreases below 2 to 1, and will decrease to 2.0% if Hexcel's leverage ratio decreases below 1.75 to 1. The term loan was borrowed at closing and once repaid cannot be reborrowed. The term loan will be repaid at a rate of approximately $1.3 million per quarter and increasing to $2.5 million in September 2012 with two payments of $10.0 million in September 2014 and December 2014 and two final $25.0 million payments in March and June 2015.

Proceeds from the term loan and cash on hand were used to repay all amounts, and terminate all commitments, outstanding under Hexcel's old credit agreement and to pay fees and expenses in connection with the refinancing. We incurred approximately $3.7 million in issuance costs related to the refinancing of the Facility, which will be expensed over the life of the Facility. As a result of the refinancing, we incurred a $6.8 million charge in the third quarter of 2010 to accelerate the amortization of deferred financing costs associated with the previous credit facility.

The credit agreement contains financial and other covenants including, but not limited to, restrictions on the incurrence of debt and the granting of liens, as well as the maintenance of an interest coverage ratio and a leverage ratio, and limitations on capital expenditures. A violation of any of these covenants could result in a default under the credit agreement, which would permit the lenders to accelerate the payment of all borrowings and to terminate the credit agreement. In addition, such a default could, under certain circumstances, permit the holders of other outstanding unsecured debt to accelerate the repayment of such obligations.

In accordance with the terms of the Facility, we are required to maintain a minimum interest coverage ratio of 4.00 (based on the ratio of EBITDA, as defined in the credit agreement, to interest expense) and may not exceed a maximum leverage ratio of 3.00 (based on the ratio of total debt to EBITDA) throughout the term of the Facility. In addition, the Facility contains other terms and conditions such as customary representations and warranties, additional covenants and customary events of default. As of December 31, 2010, we were in compliance with all debt covenants and expect to remain in compliance.

The Facility permits us to issue letters of credit up to an aggregate amount of $40.0 million and allows us to draw up to $75 million in Euros. Amounts drawn in Euros or any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of December 31, 2010, we had issued letters of credit totaling $2.1 million under the Facility. As we had no borrowings under the revolving loan at December 31, 2010, total undrawn availability under the Senior Secured Credit Facility as of December 31, 2010 was $147.9 million plus the $135 million add-on that we closed in December. On February 1, 2011 we used the add-on plus cash on hand to redeem $150 million of the 6.75% senior subordinated notes as discussed below.

Additionally, during 2010, we entered into interest rate swaps totaling approximately $98 million that expire in March 2014. These interest rate swaps are designated as cash flow hedges to our term loan. The interest rate swaps trade LIBOR for a fixed rate at an average rate of 1.03%.

6.75% Senior Subordinated Notes, due 2015

On February 1, 2005, we issued 6.75% senior subordinated notes due 2015. The senior subordinated notes are unsecured senior subordinated obligations of Hexcel Corporation. Interest accrues at the rate of 6.75% per annum and is payable semi-annually in arrears on February 1 and August 1. The senior subordinated notes mature on February 1, 2015. As of February 1, 2011, we had the option to redeem all or a portion of the senior subordinated notes at 102.25%, with this percentage decreasing to 101.125% for the one-year period beginning February 1, 2012 and to 100.0% any time on or after February 1, 2013. In the event of a "change of control" (as defined in the indenture), we are generally required to make an offer to all noteholders to purchase all outstanding senior subordinated notes at 101% of the principal amount plus accrued and unpaid interest.

The indenture contains various customary covenants including, but not limited to, restrictions on incurring debt, making restricted payments (including dividends), the use of proceeds from certain asset dispositions, entering into transactions with affiliates, and merging or selling all or substantially all of our assets. The indenture also contains many other customary terms and conditions, including customary events of default, some of which are subject to grace and notice periods.

On February 1, 2011, we redeemed $150 million of our $225 million 6.75% senior subordinated notes at a call premium of 2.25%. The redemption was primarily funded by a $135.0 million add-on to our senior secured credit facility that was completed in December 2010.

As a result of the redemption, we accelerated the unamortized financing costs of the senior subordinated notes being redeemed and expensed the call premium incurring a pretax charge of $4.9 million (after tax of $0.03 per diluted share) in the first quarter of 2011.

Other Credit Facility

We have a $7.1 million borrowing facility for working capital needs of our Chinese entity with an outstanding balance of $7.1 million on December 31, 2010. These funds can only be used locally, accordingly we do not include this facility in our borrowing capacity disclosures. The facility expires on November 20, 2011 and is guaranteed by Hexcel.

Aggregate Maturities of Debt

The table below reflects aggregate scheduled maturities of notes payable, excluding capital lease obligations, as of December 31, 2010. See Note 7 for capital lease obligation maturities.

Payable during the years ending December 31:	(In millions)
2011	$ 27.4
2012	7.6
2013	10.0
2014	25.0
2015	260.0
Total debt	$330.0

NOTE 7 — LEASING ARRANGEMENTS

We have entered into a capital lease for a building that expires in 2012, and with an obligation of $1.8 million as of December 31, 2010. The related assets, accumulated depreciation, and related liability balances under capital leasing arrangements, as of December 31, 2010 and 2009, were:

(In millions)	2010	2009
Property, plant and equipment	**$3.7**	$4.0
Less accumulated depreciation	**(1.5)**	(1.5)
Net property, plant and equipment	**$2.2**	$2.5
Capital lease obligations	**$2.2**	$2.6
Less current maturities	**(0.2)**	(0.2)
Long-term capital lease obligations, net	**$2.0**	$2.4

In addition to the capital lease above, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases. We recognize rental expense on operating leases straight-line over the term of a lease. Total rental expense was $15.0 million in 2010, $13.1 million in 2009 and $13.4 million in 2008.

Scheduled future minimum lease payments as of December 31, 2010 were:

(In millions)	Type of Lease	
Payable during the years ending December 31:	Capital	Operating
2011	$ 0.3	$11.0
2012	0.4	6.6
2013	—	6.1
2014	—	5.1
2015	—	2.3
Thereafter	1.8	11.8
Total minimum lease payments	2.5	$42.9
Less amounts representing interest	0.3	
Present value of future minimum capital lease payments	$ 2.2	

NOTE 8 — RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We maintain qualified and nonqualified defined benefit retirement plans covering certain current and former European employees, as well as nonqualified defined benefit retirement plans and a retirement savings plan covering eligible U.S. employees, and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees.

Accounting standards require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumption used in the net periodic cost calculations of our funded European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. The rates used have dropped over the past three years and are expected to drop an additional 135 basis points for 2011. The rate of compensation increase for nonqualified pension plans, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and termination rates are based primarily on actual plan experience. The mortality table used for the U.S. plans is based on the RP2000 Mortality Table projected to 2012 and for the U.K. Plans the 140% PNA00 (YoB) long cohort with 1% underpin.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

U.S. Defined Benefit Retirement Plans

We have nonqualified defined benefit retirement plans covering certain current and former U.S. employees that are funded as benefits are incurred. Under the provisions of these plans, we expect to contribute approximately $0.9 million in 2011 to cover unfunded benefits.

U.S. Retirement Savings Plan

Under the retirement savings plan, eligible U.S. employees can contribute up to 20% of their annual compensation to an individual 401(k) retirement savings account. The Company makes matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation each year. We also contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions that are made when we meet or exceed certain performance targets that are set annually.

U.S. Postretirement Plans

In addition to defined benefit and retirement savings plan benefits, we also provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. Depending upon the plan, benefits are available to eligible employees who retire after meeting certain age and service requirements and were employed by Hexcel as of February 1996. Our funding policy for the postretirement health care and life insurance benefit plans is generally to pay covered expenses as they are incurred. Under the provisions of these plans, we expect to contribute approximately $0.8 million in 2011 to cover unfunded benefits.

European Defined Benefit Retirement Plans

We maintain defined benefit retirement plans in the United Kingdom, Belgium, and Austria covering certain employees of our subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans, which represented approximately 82% of the total 2010 net periodic pension cost for European plans. The U.K. Plan was closed to new members as of March 31, 2007 and, thereafter, new employees in the U.K. may enter a defined contribution benefit plan where fixed employee contributions are matched by the Company.

As of December 31, 2010, 61% of the total assets of the European Plans were invested in equities and 34% were invested in active corporate bond funds. The plans' investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return and minimizing the impact of market fluctuations on the fair value of the plan assets. We use long-term historical actual return experience to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our European Plans. As a result of an annual review of historical returns and market trends, the expected long-term weighted average rate of return for the European Plans for the 2011 plan year will be 6.87%. We plan to contribute approximately $7.4 million to the European Plans during the 2011 plan year.

Effective January 31, 2011, credited service for the participants in our U.K. plan was frozen. This reduced the projected plan obligation by $1.6 million and will result in recognizing $5.7 million of prior unrecognized service credits as a curtailment gain (after tax gain of $0.04 per diluted share) in the first quarter of 2011. Significant enhancements were made to the U.K. defined contribution plan in the first quarter of 2011.

Retirement and Other Postretirement Plans - France

The employees of our French subsidiaries are entitled to receive a lump-sum payment upon retirement subject to certain service conditions under the provisions of the national chemicals and textile workers collective bargaining agreements. The amounts attributable to the French plans have been included within the total expense and obligation amounts noted for the European plans.

Net Periodic Pension Expense

Net periodic expense for our U.S. and European qualified and nonqualified defined benefit pension plans and our U.S. retirement savings plans for the three years ended December 31, 2010 is detailed in the table below.

(In millions)	**2010**	**2009**	**2008**
Defined benefit retirement plans	**$ 9.0**	$ 7.8	$ 8.5
Union sponsored multi-employer pension plan	**0.7**	0.6	0.6
Retirement savings plans-matching contributions	**2.5**	2.4	2.0
Retirement savings plans-profit sharing contributions	**6.5**	5.4	4.7
Net periodic expense	**$18.7**	$16.2	$15.8

Defined Benefit Retirement and Postretirement Plans

Net periodic cost of our defined benefit retirement and postretirement plans for the three years ended December 31, 2010, were:

(In millions)	U.S. Plans			European Plans		
Defined Benefit Retirement Plans	**2010**	**2009**	**2008**	**2010**	**2009**	**2008**
Service cost	**$1.2**	$1.9	$1.6	**$3.7**	$3.2	$4.2
Interest cost	**1.0**	1.0	1.0	**7.3**	6.1	7.0
Expected return on plan assets	**—**	—	—	**(6.3)**	(5.0)	(7.8)
Net amortization	**0.9**	0.2	0.1	**1.2**	0.4	(0.2)
Curtailment and settlement loss	**—**	—	2.6	**—**	—	—
Net periodic pension cost	**$3.1**	$3.1	$5.3	**$5.9**	$4.7	$3.2

U.S. Postretirement Plans	2010	2009	2008
Service cost	**$0.1**	$0.1	$0.1
Interest cost	**0.5**	0.6	0.6
Net amortization and deferral	**(0.2)**	(0.3)	(0.2)
Net periodic postretirement benefit cost	**$0.4**	$0.4	$0.5

(In millions)	For the Year Ended December 31, 2010		
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income	**U.S. Plans**	**European Plans**	**Postretirement Plans**
Net loss (gain)	**$ 2.9**	**$ (8.1)**	**$ (1.9)**
Amortization of actuarial losses	**(0.7)**	**(1.5)**	**—**
Amortization of prior service credit (cost)	**(0.1)**	**0.3**	**0.2**
Effect of foreign exchange	**—**	**(1.1)**	**—**
Total recognized in other comprehensive income (pre-tax)	**$ 2.1**	**$(10.4)**	**$ (1.7)**

The Company expects to recognize $1.7 million of net actuarial loss and an immaterial net prior service cost as a component of net periodic pension cost in 2011 for its defined benefit plans. The recognition of net prior service credit and net actuarial loss as a component of net periodic postretirement benefit cost in 2011 is expected to be immaterial.

The benefit obligation, fair value of plan assets, funded status, and amounts recognized in the consolidated financial statements for our defined benefit retirement plans and postretirement plans, as of and for the years ended December 31, 2010 and 2009, were:

	Defined Benefit Retirement Plans					
	U.S. Plans		European Plans		Postretirement Plans	
(In millions)	2010	2009	2010	2009	2010	2009
Change in benefit obligation:						
Benefit obligation - beginning of year	**$23.3**	$17.1	**$134.6**	$ 97.4	**$11.2**	$10.9
Service cost	**1.2**	1.9	**3.7**	3.2	**0.1**	0.1
Interest cost	**1.0**	1.0	**7.3**	6.1	**0.5**	0.6
Plan participants' contributions	**—**	—	**0.1**	0.1	**0.2**	0.4
Actuarial loss (gain)	**2.9**	3.9	**(2.2)**	24.4	**(1.9)**	0.2
Benefits and expenses paid	**(0.6)**	(0.6)	**(4.3)**	(5.0)	**(0.7)**	(1.0)
Settlement	**—**	—	**(0.5)**	(0.4)	**—**	—
Currency translation adjustments	**—**	—	**(4.6)**	8.8	**—**	—
Benefit obligation - end of year	**$27.8**	$23.3	**$134.1**	$134.6	**$ 9.4**	$11.2
Change in plan assets:						
Fair value of plan assets - beginning of year	**$ —**	$ —	**$ 93.3**	$ 74.2	**$ —**	$ —
Actual return on plan assets	**—**	—	**12.3**	12.5	**—**	—
Employer contributions	**0.6**	0.6	**9.0**	4.7	**0.4**	0.6
Plan participants' contributions	**—**	—	**0.1**	0.1	**0.3**	0.4
Benefits and expenses paid	**(0.6)**	(0.6)	**(4.3)**	(5.0)	**(0.7)**	(1.0)
Currency translation adjustments	**—**	—	**(3.0)**	7.2	**—**	—
Settlement	**—**	—	**(0.5)**	(0.4)	**—**	—
Fair value of plan assets - end of year	**$ —**	$ —	**$106.9**	$ 93.3	**$ —**	$ —
Amounts recognized in Consolidated Balance Sheets:						
Current liabilities	**$ 0.9**	$ 1.0	**$0.5**	$ 0.7	**$ 0.8**	$ 1.1
Non-current liabilities	**26.9**	22.3	**26.7**	40.7	**8.6**	10.1
Total Liabilities	**$27.8**	$23.3	**$ 27.2**	$ 41.4	**$ 9.4**	$11.2
Amounts recognized in Accumulated Other Comprehensive Income:						
Actuarial net (loss) gain	**$ (7.6)**	$ (5.4)	**$ (30.0)**	$ (40.9)	**$ 2.4**	$ 0.5
Prior service credit (cost)	**(0.3)**	(0.4)	**5.6**	6.1	**0.1**	0.4
Total amounts recognized in accumulated other comprehensive (loss) income	**$ (7.9)**	$ (5.8)	**$ (24.4)**	$ (34.8)	**$ 2.5**	$ 0.9

The measurement date used to determine the benefit obligations and plan assets of the defined benefit retirement and postretirement plans was December 31, 2010. In accordance with the measurement date adoption provisions of new authoritative guidance, in 2008 the U.K. plan changed its measurement date to December 31.

The total accumulated benefit obligation ("ABO") for the U.S. defined benefit retirement plans was $26.8 million and $21.9 million as of December 31, 2010 and 2009, respectively. The European Plans' ABO exceeded plan assets as of December 31, 2010 and 2009, by $22.1 million and $36.9 million, respectively. These plans' ABO was $129.1 million and $130.2 million as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, the accrued benefit costs for the defined benefit retirement plans and postretirement benefit plans included within "accrued compensation and benefits" was $2.2 million and $2.8 million, respectively, and within "other non-current liabilities" was $62.2 million and $73.1 million, respectively, in the accompanying consolidated balance sheets.

Benefit payments for the plans are expected to be as follows:

(In millions)	U.S. Plans	European Plans	Postretirement Plans
2011	$ 0.9	$ 3.0	$ 0.8
2012	4.5	2.9	1.1
2013	1.5	3.1	1.1
2014	1.3	2.9	1.0
2015	18.1	3.3	0.9
2016-2020	4.7	19.8	3.8
	$31.0	$35.0	$ 8.7

Fair Values of Pension Assets

The following table presents pension assets measured at fair value at December 31, 2010 utilizing the fair value hierarchy discussed in Note 21:

(In millions)	December 31,	Fair Value Measurements at December 31, 2010		
Description	**2010**	**Level 1**	**Level 2**	**Level 3**
Equity funds	**$ 64.8**	$ —	$ 64.8	$ —
Active corporate bond fund	**36.6**	—	36.6	—
Diversified investment funds	**2.8**	—	—	2.8
Insurance contracts	**2.7**	—	—	2.7
Total assets	**$106.9**	$ —	$101.4	$ 5.5

Reconciliation of Level 3 Assets	Balance at January 1, 2010	Actual return on plan assets	Purchases, sales and settlements	Changes due to exchange rates	Balance at December 31, 2010
Diversified investment funds	**$3.0**	**$ 0.1**	**$(0.1)**	**$(0.2)**	**$2.8**
Insurance contracts	**3.3**	**(0.3)**	**(0.1)**	**(0.2)**	**2.7**
Total level 3 assets	**$6.3**	**$(0.2)**	**$(0.2)**	**$(0.4)**	**$5.5**

Plan assets are invested in a number of linked pooled funds by an independent asset management group. Equity funds are split 50/50 between U.K. and overseas equity funds (North America, Japan, Asia Pacific and Emerging Markets). The asset management firm uses quoted prices in active markets to value the assets.

The Bond Allocation is invested in a number of Active Corporate Bond funds which are pooled funds. The Corporate Bond funds primarily invest in corporate fixed income securities denominated in British Pounds Sterling with credit ratings of BBB- and above. We use quoted prices in active markets to value the assets.

Diversified investment funds are invested in an external pension fund which in turn invests in a range of asset classes including equities and government and corporate bonds, hedge funds and private equity. The fair value of the assets is equal to the fair value of the assets as of January 1, 2010, as provided by the external pension fund, adjusted for cash flows over the year and the estimated investment return on underlying assets over the year.

Insurance contracts contain a minimum guaranteed return. The fair value of the assets is equal to the total amount of all individual technical reserves plus the non allocated employer's financing fund reserves at the valuation date. The individual technical and financing fund reserves are equal to the accumulated paid contributions taking into account the insurance tarification and any allocated profit sharing return.

The actual allocations for the pension assets at December 31, 2010 and 2009, and target allocations by asset class, are as follows:

	Percentage Of Plan Assets	Target Allocations	Percentage Of Plan Assets	Target Allocations
Asset Class	**2010**	**2010**	**2009**	**2009**
U.K. Equity Fund	**29.9%**	**30.4%**	30.8%	29.8%
Overseas Equity Fund	**30.7**	**30.4**	31.1	29.8
Active Corporate Bond Funds	**34.3**	**34.1**	31.2	33.6
Insurance Contracts	**2.5**	**2.5**	3.6	3.5
Diversified Investment Funds	**2.6**	**2.6**	3.3	3.3
Total	**100%**	**100%**	100%	100%

Assumptions

The assumed discount rate for pension plans reflects the market rates for high-quality fixed income debt instruments currently available. In 2010, 2009 and 2008, we utilized local currency denominated long-dated AA-rated corporate bonds for the European plans. For 2010, 2009 and 2008, we used the Mercer Yield Curve to set our discount rate for the U.S. non-qualified plans and the U.S. postretirement plans. We believe that the timing and amount of cash flows related to these instruments is expected to match the estimated defined benefit payment streams of our plans.

Salary increase assumptions are based on historical experience and anticipated future management actions. For the postretirement health care and life insurance benefit plans, we review external data and our historical trends for health care costs to determine the health care cost trend rates. Retirement rates are based primarily on actual plan experience and mortality rates are based on the RP2000 mortality table. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

Assumptions used to estimate the actuarial present value of benefit obligations at December 31, 2010, 2009 and 2008 are shown in the following table. These year-end values are the basis for determining net periodic costs for the following year.

	2010	**2009**	**2008**
U.S. defined benefit retirement plans:			
Discount rates	**3.70%**	4.55%	6.15%
Rate of increase in compensation	**3.5%**	3.5%	4.5%
Expected long-term rate of return on plan assets	**N/A**	N/A	N/A
European defined benefit retirement plans:			
Discount rates	**5.0% – 5.3%**	5.25% – 5.7%	5.6% – 6.0%
Rates of increase in compensation	**3.0% – 4.25%**	3.0% – 4.25%	0.0% – 3.7%
Expected long-term rates of return on plan assets	**4.5% – 7.0%**	4.5% – 6.3%	5.0% – 7.1%
Postretirement benefit plans:			
Discount rates	**4.45%**	5.1%	6.35%
Rates of increase in compensation	**N/A**	N/A	N/A

The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the expected long-term rate of return and discount rate would have on the 2011 pension expense, and the impact on our retirement obligation as of December 31, 2010 for a one-percentage-point change in the discount rate:

(In millions)	**Non Qualified Pension Plans**	**Retiree Medical Plans**	**U.K. Retirement Plan**
Periodic pension expense			
One-percentage-point increase:			
Expected long-term rate of return	$N/A	$N/A	$ (0.9)
Discount rate	$ (0.1)	$ 0.1	$ (1.6)
One-percentage-point decrease:			
Expected long-term rate of return	$N/A	$N/A	$ 0.9
Discount rate	$0.1	$ (0.1)	$ 1.8
Retirement obligation			
One-percentage-point increase in discount rate	$(1.2)	$(0.6)	$(21.6)
One-percentage-point decrease in discount rate	$ 1.3	$ 0.6	$ 25.9

The annual rate of increase in the per capita cost of covered health care benefits is assumed to be 7.1% for medical and 5.0% for dental and vision for 2011. The medical rates are assumed to gradually decline to 4.5% by 2025, whereas dental and vision rates are assumed to remain constant at 5.0%. A one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend would have an insignificant impact on the total of service and interest cost components, and would have an unfavorable and a favorable impact of approximately $0.3 million and $0.4 million on the postretirement benefit obligation for both 2010 and 2009, respectively.

NOTE 9 — INCOME TAXES

Income before income taxes and the provision for income taxes, for the three years ended December 31, 2010, were as follows:

(In millions)	2010	2009	2008
Income before income taxes:			
U.S.	**$54.3**	$ 63.6	$ 51.3
International	**45.5**	14.0	59.4
Total income before income taxes	**$99.8**	$ 77.6	$110.7
Provision for income taxes:			
Current:			
U.S.	**$1.1**	$ 1.5	$ 3.2
International	**5.7**	0.9	18.9
Current provision for income taxes	**6.8**	2.4	22.1
Deferred:			
U.S.	**15.1**	23.8	(7.6)
International	**1.0**	(4.2)	1.1
Deferred provision (benefit) for income taxes	**16.1**	19.6	(6.5)
Total provision for income taxes	**$22.9**	$ 22.0	$ 15.6

A reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 35% to the effective income tax rate, for the three years ended December 31, 2010, is as follows:

(In millions)	2010	2009	2008
Provision for taxes at U.S. federal statutory rate	**$34.9**	$ 27.1	$ 38.7
State and local taxes, net of federal benefit	**1.8**	1.6	0.9
Foreign effective rate differential	**(7.3)**	(7.4)	(2.3)
Other	**1.4**	(0.7)	1.4
Foreign Tax Credit Carryforward	**(3.2)**	1.4	(9.4)
U.S. Research & Development Tax Credits	**(1.3)**	(2.0)	(0.4)
Capital Loss Carryover Write-Off	**—**	—	2.5
Tax Benefit of Federal Net operating losses recognized	**—**	—	(19.9)
Reversal of Prior Year Tax on Other Comprehensive Income	**—**	—	3.5
Wind Energy Tax Credit	**(3.5)**	—	—
Net operating losses not benefitted	**0.1**	2.0	0.6
Total provision for income taxes	**$22.9**	$ 22.0	$ 15.6

Included in the 2008 provision were certain tax benefits relating to the implementation of tax planning strategies which enabled the Company to revise its estimate of U.S. net operating loss (NOL) and foreign tax credit (FTC) carry-forwards expected to be realized in the future. The tax provision for the year included $26.2 million of net tax benefits primarily attributable to changing prior year foreign taxes paid from a deduction to a credit and the reversal of valuation allowances against net operating losses and the reinstatement of net operating losses which were previously written off. The Company has additional FTCs for which we have recorded valuation allowances, but we will not reverse these valuation allowances until such time that we believe it is more likely than not that they are realizable. When considering this realizability we will also investigate any potential benefit from a recharacterization of foreign taxes paid in earlier years.

As of December 31, 2010 and 2009, we have no U.S. income tax provision for undistributed earnings of international subsidiaries. Such earnings are considered to be permanently reinvested. Estimating the tax liability that would result if these earnings were repatriated is not practicable at this time.

Deferred Income Taxes

Deferred income taxes result from tax attributes including foreign tax credits, net operating loss carryforwards and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. Principal components of deferred income taxes as of December 31, 2010 and 2009 are:

(In millions)	**2010**	**2009**
Assets		
Net operating loss carryforwards	**$ 61.8**	$ 58.3
Unfunded pension liability and other postretirement obligations	**14.5**	13.0
Accelerated amortization	**7.4**	18.6
Tax credit carryforwards	**34.4**	27.8
Other comprehensive income	**8.8**	12.6
Reserves and other	**24.4**	26.3
Subtotal	**151.3**	156.6
Valuation allowance	**(36.5)**	(30.8)
Total assets	**$114.8**	$125.8
Liabilities		
Accelerated depreciation	**(29.0)**	(19.0)
Other	**(0.8)**	(2.2)
Total liabilities	**(29.8)**	(21.2)
Net deferred tax asset	**$ 85.0**	$104.6

Deferred tax assets and deferred tax liabilities as presented in the consolidated balance sheets as of December 31, 2010 and 2009 are as follows and are recorded in prepaid expenses and other current assets, deferred tax assets, other accrued liabilities and other non-current liabilities in the consolidated balance sheets:

(In millions)	**2010**	**2009**
Current deferred tax assets, net	**$23.3**	$ 21.7
Current deferred tax liability, net	**(0.1)**	(0.8)
Long-term deferred tax assets, net	**63.6**	85.6
Long-term deferred tax liability, net	**(1.8)**	(1.9)
Net deferred tax assets	**$85.0**	$104.6

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2010 and 2009 was an increase of $5.7 million and a increase of $14.7 million, respectively. The valuation allowance as of December 31, 2010 and 2009 relates primarily to net operating loss carryforwards of our foreign subsidiaries, certain state temporary differences, state net operating loss carryforwards, and foreign tax credit carryforwards for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained.

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Net Operating Loss & Tax Credit Carryforwards

At December 31, 2010, we had tax credit carryforwards for U.S. tax purposes of $34.4 million available to offset future income taxes, of which $1.6 million are available to carryforward indefinitely while the remaining $32.8 million will begin to expire, if not utilized, in 2011. We also have net operating loss carryforwards for U.S. and foreign income tax purposes of $81.5 million and $132.3 million, respectively. The use of our U.S. net operating losses generated prior to 2003 are limited because we had an "ownership change" pursuant to IRC Section 382 resulting from a refinancing of our capital structure. In addition, we have $21.7 million of U.S. net operating loss carryforwards attributable to the excess tax deductions on stock option activity that will be realized as a benefit to APIC when they reduce income taxes payable. We believe we will utilize all of the U.S. net operating losses prior to their expiration.

Our foreign net operating losses can be carried forward without limitation in Belgium, Luxembourg and UK. The carryforward period in Spain and China is limited to 15 and 5 years, respectively. We have a full valuation allowance against certain foreign net operating losses for which the Company believes it is not more likely than not that the net operating losses will be utilized. The valuation allowance on the foreign net operating losses is $107 million as of December 31, 2010.

Uncertain Tax Positions

Our unrecognized tax benefits at December 31, 2010, relate to various Foreign and U.S. jurisdictions.

The following table summarizes the activity related to our unrecognized tax benefits:

(In millions)	Unrecognized Tax Benefits 2010	Unrecognized Tax Benefits 2009	Unrecognized Tax Benefits 2008
Balance as of January 1	**$19.4**	$18.2	$18.5
Additions based on tax positions related to the current year	**2.6**	3.2	3.0
Additions for tax positions of prior years	**—**	—	1.2
Reductions for tax positions of prior years	**—**	(1.8)	(1.3)
Decreases relating to settlements with tax authorities	**—**	(0.1)	—
Expiration of the statute of limitations for the assessment of taxes	**(0.5)**	(0.5)	(2.5)
Other, including currency translation	**(1.4)**	0.4	(0.7)
Balance as of December 31	**$20.1**	$19.4	$18.2

Included in the unrecognized tax benefits of $20.1 million at December 31, 2010 was $16.6 million of tax benefits that, if recognized, would impact our annual effective tax rate. In addition, we recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the consolidated statements of operations. During 2010, we reversed interest of $1.4 million related to the unrecognized tax benefits. We have recorded a liability of $0.9 million and $2.8 million for the payment of interest as of December 31, 2010 and 2009, respectively.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The U.S. federal statute of limitations remains open for prior years; however the U.S. tax returns have been audited through 2007. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Austria (2002 onward), Belgium (2003 onward), France (2008 onward), Spain (2004 onward) and UK (2008 onward). We are currently under examination in various foreign jurisdictions.

As of December 31, 2010, we had uncertain tax positions for which it is reasonably possible that amounts of unrecognized tax benefits could significantly change over the next year. These uncertain tax positions relate to our tax returns from 2003 onward, some of which are currently under examination by certain European taxing authorities. The Company is currently in discussions with certain foreign tax authorities regarding a possible settlement of an audit. We are unable to provide an estimate of possible change to the unrecognized tax benefits related to these tax positions. As of December 31, 2010, the Company has classified approximately $1.0 million of unrecognized tax benefits as a current liability, representing income tax positions under examination in various jurisdictions which the Company expects to settle over the next twelve months.

We expect that the amount of unrecognized tax benefits will continue to change in the next twelve months as a result of ongoing tax deductions, the resolution of audits and the passing of the statute of limitations.

NOTE 10 — CAPITAL STOCK

Common Stock Outstanding

Common stock outstanding as of December 31, 2010, 2009 and 2008 was as follows:

(Number of shares in millions)	2010	2009	2008
Common stock:			
Balance, beginning of year	**98.6**	98.3	97.6
Activity under stock plans	**0.9**	0.3	0.7
Balance, end of year	**99.5**	98.6	98.3
Treasury stock:			
Balance, beginning of year	**2.0**	1.9	1.8
Repurchased	**0.2**	0.1	0.1
Balance, end of year	**2.2**	2.0	1.9
Common stock outstanding	**97.3**	96.6	96.4

NOTE 11 — STOCK-BASED COMPENSATION

The following table details the stock-based compensation expense by type of award for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
(In millions, except per share data)	2010	2009	2008
Non-qualified stock options	**$ 3.9**	$ 3.4	$ 2.5
Restricted stock, service based ("RSUs")	**4.9**	4.2	4.6
Restricted stock, performance based ("PRSUs")	**3.5**	0.7	2.3
Employee stock purchase plan	**0.1**	—	—
Stock-based compensation expense before tax effect	**12.4**	8.3	9.4
Tax effect on stock-based compensation expense	**(3.9)**	(3.1)	(3.6)
Total stock-based compensation expense, net of tax	**$ 8.5**	$ 5.2	$ 5.8
Effect on net income per basic share	**$0.09**	$0.05	$0.06
Effect on net income per diluted share	**$0.09**	$0.05	$0.05

Non-Qualified Stock Options

Non-qualified stock options have been granted to our employees and directors under our stock compensation plan. Options granted generally vest over three years and expire ten years from the date of grant.

A summary of option activity under the plan for the three years ended December 31, 2010 is as follows:

	Number of Options (In millions)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding at December 31, 2007	3.7	$ 10.62	5.07
Options granted	0.3	$ 21.11	
Options exercised	(0.5)	$ 10.41	
Options expired or forfeited	(0.1)	$ 17.15	
Outstanding at December 31, 2008	3.4	$ 11.34	4.82
Options granted	1.0	$ 7.60	
Options exercised	(0.1)	$ 5.78	
Options expired or forfeited	(0.2)	$ 8.33	
Outstanding at December 31, 2009	4.1	$ 10.67	5.06
Options granted	**0.9**	**$10.92**	
Options exercised	**(0.4)**	**$ 8.54**	
Options expired or forfeited	**(0.1)**	**$14.68**	
Outstanding at December 31, 2010	**4.5**	**$10.84**	**5.16**

(In millions, except weighted average exercise price)	Year Ended December 31, 2010	2009
Aggregate intrinsic value of outstanding options	**$ 34.4**	$ 16.3
Aggregate intrinsic value of exercisable options	**$ 24.0**	$ 11.4
Total intrinsic value of options exercised	**$ 2.6**	$ 0.5
Total number of options exercisable	**2.9**	2.9
Weighted average exercise price of options exercisable	**$11.15**	$10.65
Total unrecognized compensation cost on nonvested options (a)	**$ 1.8**	$ 1.9

(a) Unrecognized compensation cost relates to nonvested stock options and is expected to be recognized over the remaining vesting period ranging from one year to three years.

The following table summarizes information about non-qualified stock options outstanding as of December 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$2.74 – 3.15	0.6	1.88	$ 3.06	0.6	$ 3.06
$4.75 – 6.68	—	2.59	$ 6.36	—	$ 6.36
$7.38 – 10.90	2.7	5.83	$ 9.42	1.2	$ 9.13
$14.51 – 21.11	1.0	5.59	$17.63	0.9	$17.31
$22.00 – 22.24	0.2	5.19	$22.01	0.2	$22.01
$2.74 – 22.24	4.5	5.16	$10.84	2.9	$11.15

Valuation Assumptions in Estimating Fair Value

We estimated the fair value of stock options at the grant date using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Risk-free interest rate	**2.40%**	1.52%	2.98%
Expected option life (in years) Executive	**5.51**	4.97	6.00
Expected option life (in years) Non-Executive	**4.40**	4.62	5.16
Dividend yield	**—%**	—%	—%
Volatility	**49.20%**	61.75%	45.21%
Weighted-average fair value per option granted	**$4.95**	$3.96	$9.69

We determine the expected option life for each grant based on ten years of historical option activity for two separate groups of employees (executive and non-executive). The weighted-average expected life ("WAEL") is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. Expected volatility is calculated based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weigh both volatility inputs equally and utilize the average as the volatility input for the Black-Scholes calculation. The risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant and corresponding to the expected term. No dividends were paid in either period; furthermore, we do not plan to pay any dividends in the future.

Restricted Stock Units — Service Based

As of December 31, 2010, a total of 992,308 shares of service based restricted stock ("RSUs") were outstanding, which vest based on years of service under the 2003 incentive stock plan. RSUs are granted to key employees, executives and directors of the Company. The fair value of the RSU is based on the closing market price of the Company's common stock on the date of grant and is amortized on a straight line basis over the requisite service period. The stock-based compensation expense recognized is based on an estimate of shares ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

The table presented below provides a summary of the Company's RSU activity for the years ended December 31, 2010 and 2009:

	Number of RSUs (In millions)	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2007	0.4	$ 18.39
RSUs granted	0.2	$ 20.82
RSUs issued	(0.2)	$ 21.87
Outstanding at December 31, 2008	0.4	$ 20.17
RSUs granted	0.7	$ 8.42
RSUs issued	(0.1)	20.09
RSUs forfeited	(0.1)	$ 9.46
Outstanding at December 31, 2009	0.9	$ 12.21
RSUs granted	**0.4**	**$11.41**
RSUs issued	**(0.3)**	**$12.91**
RSUs forfeited	**—**	**$10.00**
Outstanding at December 31, 2010	**1.0**	**$11.76**

As of December 31, 2010, there was total unrecognized compensation cost related to nonvested RSUs of $3.0 million, which is to be recognized over the remaining vesting period ranging from one year to three years.

Restricted Stock Units — Performance Based

As of December 31, 2010, a total of 554,648 shares of performance based restricted stock ("PRSUs") were outstanding under the 2003 incentive stock plan. The total amount of PRSUs that will ultimately vest is based on the achievement of various financial performance targets set forth by the Company's Compensation Committee on the date of grant. PRSUs issued prior to 2009 contain a one year service period restriction that commences immediately after the conclusion of a two year performance period. Based on the formula no PRSU's were earned for the 2008 award, accordingly they are shown on the table below as forfeited in 2009. PRSUs issued in 2010 and 2009 are based on a three year performance period. Based on current projections and performance targets, it is estimated that an additional 0.5 million performance shares may be issuable for the 2009 and 2010 awards. The fair value of the PRSU is based on the closing market price of the Company's common stock on the date of grant and is amortized straight-line over the total three year period. A change in the performance measure expected to be achieved is recorded as an adjustment in the period in which the change occurs.

The table presented below provides a summary, of the Company's PRSU activity, at original grant amounts, for the years ended December 31, 2010, 2009 and 2008:

	Number of PRSUs (In millions)	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2007	0.3	$ 19.19
PRSUs granted	0.1	$ 21.11
Outstanding at December 31, 2008	0.4	$ 19.74
PRSUs granted	0.4	$7.83
PRSUs issued	(0.1)	$ 20.97
PRSUs forfeited	(0.2)	$ 21.11
Outstanding at December 31, 2009	0.5	$ 11.18
PRSUs granted	**0.3**	**$10.95**
PRSUs issued	**(0.1)**	**$17.03**
PRSUs forfeited	**(0.1)**	**$ 7.37**
Outstanding at December 31, 2010	**0.6**	**$ 9.77**

As of December 31, 2010, there was total unrecognized compensation cost related to nonvested PRSUs of $5.0 million, which is to be recognized over the remaining vesting period ranging from one year to three years. The final amount of compensation cost to be recognized is dependent upon our financial performance.

Stock-Based Compensation Cash Activity

During 2010, cash received from stock option exercises and from employee stock purchases was $2.1 million. We used a minor amount in cash related to the shares withheld to satisfy employee tax obligations for RSUs converted during the year ended December 31, 2010. We realized a tax benefit of $3.9 million in connection with stock options exercised and RSUs converted during 2010.

We classify the cash flows resulting from these tax benefits as financing cash flows. It has been our practice to issue new shares of our common stock upon the exercise of stock options or the conversion of stock units. In the future, we may consider utilizing treasury shares for stock option exercises or stock unit conversions.

Shares Authorized for Grant

As of December 31, 2010, an aggregate of 3.2 million shares were authorized for future grant under our stock plan, which covers stock options, RSUs, PRSUs and at the discretion of Hexcel, could result in the issuance of other types of stock-based awards.

Employee Stock Purchase Plan ("ESPP")

In October 2009, the Company offered an ESPP, which allows for eligible employees to contribute up to 10% of their base earnings toward the quarterly purchase of our common stock at a purchase price equal to 85% of the fair market value of the common stock. There were 45,370 ESPP shares purchased in 2010.

NOTE 12 — NET INCOME PER COMMON SHARE

Computations of basic and diluted net income per common share for the years ended December 31, 2010, 2009 and 2008, are as follows:

(In millions, except per share data)	2010	2009	2008
Net income	**$77.4**	$56.3	$111.2
Basic net income per common share:			
Weighted average common shares outstanding	**97.6**	96.9	96.4
Basic net income per common share	**$0.79**	$0.58	$ 1.15
Diluted net income per common share:			
Weighted average common shares outstanding — Basic	**97.6**	96.9	96.4
Plus incremental shares from assumed conversions:			
Restricted stock units	**1.0**	0.6	0.2
Stock options	**1.3**	0.7	1.0
Weighted average common shares outstanding — Diluted	**99.9**	98.2	97.6
Diluted net income per common share:	**$0.77**	$0.57	$ 1.14
Anti-dilutive shares outstanding, excluded from computation	**0.8**	2.1	0.9

NOTE 13 — DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

In the fourth quarter 2010, we entered into an agreement to swap $98 million of a floating rate obligation for a fixed rate obligation at an average of 1.03% against LIBOR in U.S. dollars. The term of the swap was three and one quarter years, and is scheduled to mature on March 31, 2014. The swap was accounted for as a cash flow hedge of our floating rate bank loan. To ensure the swap was highly effective, all the principal terms of the swap matched the terms of the bank loan. The fair value of the interest rate swap was an asset of $0.7 million at December 31, 2010.

Cross-Currency Interest Rate Swap Agreement

In September 2006, we entered into a cross-currency interest rate swap agreement to hedge a portion of our net Euro investment in Hexcel France SA. This agreement is accounted for as a hedge of the foreign currency exposure of a net investment in a foreign operation and to the extent it is effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment in Hexcel France SA are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are included in operating income as a component of interest expense. The agreement has a notional value of $63.4 million, a term of five years, and is scheduled to mature on September 20, 2011. We receive interest in U.S. dollars quarterly and pay interest in Euros on the same day. U.S. interest is based on the three month LIBOR. Euro interest is based on the three month EURIBOR. The fair value of the swap at December 31, 2010 and December 31, 2009 was a liability of $3.0 million and $8.2 million, respectively. A net charge to interest expense of $0.3 million and a net credit to interest expense of $0.3 million related to the excluded portion of the derivative were recorded in 2010 and 2009, respectively. Net charges to interest expense of $0.3 million and $0.6 million related to the interest coupons were recorded during 2010 and 2009, respectively. The net amount of gains/losses included in the CTA adjustment during the reporting periods were a gain of $5.4 million, a loss of $1.2 million, and a gain of $3.2 million in 2010, 2009 and 2008, respectively. The impact of applying prescribed credit risk adjustments was immaterial.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. We entered into contracts to exchange U.S. dollars for Euros and British Pound Sterling through May 2013. The aggregate notional amount of these contracts was $124.2 million and $100.1 million at December 31, 2010 and 2009, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. The effective portion of the hedges was a gain of $3.9 million and a net loss of $4.1 million for the years ended December 31, 2010 and 2009, respectively, and are recorded in OCI. We exclude the forward points of $0.3 million from the effectiveness assessment for the current year. The carrying amount of these contracts was $2.3 million in other assets and $2.6 million classified in other liabilities on the Consolidated Balance Sheets.

During the year ended December 31, 2010 we recognized net losses of $5.7 recorded in sales and cost of sales. During the year ended December 31, 2010 we recognized net gains of $3.9 million in other comprehensive income. During the year ended December 31, 2009 we recognized net losses of $5.7 recorded in sales and cost of sales. For the three years ended December 31, 2010, hedge ineffectiveness was immaterial. Cash flows associated with these contracts are classified within net cash provided by operating activities of continuing operations.

In addition, we enter into foreign exchange forward contracts which are not designated as hedges. These are used to provide an offset to transactional gains or losses arising from the remeasurement of non-functional monetary assets and liabilities such as accounts receivable. The change in the fair value of the derivatives is recorded in the consolidated statements of operations. There are no credit contingency features in these derivatives. During the year ended December 31, 2010 we recognized no foreign exchange gains or losses. During the year ended December 31, 2009 we recognized a net foreign exchange gain of $1.0 million. The carrying amount of the contracts for asset and liability derivatives not designated as hedging instruments was $0.3 million classified in other assets and $1.7 million in other liabilities and $0.1 million classified in other assets and $1.5 million in other liabilities on the December 31, 2010 and 2009 Consolidated Balance Sheets, respectively.

The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2010, 2009 and 2008 was as follows:

(In millions)	**2010**	**2009**	**2008**
Unrealized gains (losses) at beginning of period	**$(1.4)**	$(8.9)	$ 3.2
(Gains) losses reclassified to net sales	**3.9**	4.3	(1.3)
(Decrease) increase in fair value, net of tax	**(2.7)**	3.2	(10.8)
Unrealized gains (losses) at end of period	**$(0.2)**	$(1.4)	$(8.9)

Unrealized losses of $0.3 million recorded in "accumulated other comprehensive income (loss)," net of tax, as of December 31, 2010 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. The impact of credit risk adjustments was immaterial.

In addition, non-designated foreign exchange forward contracts are used to hedge balance sheet exposures, such as recognized foreign denominated receivables and payables. The notional amounts outstanding at December 31, 2010 and 2009, respectively were U.S. $85.9 million and GBP 1.0 million against EUR, and U.S. $53.8 million and GBP 3.0 million against EUR. The change in fair value of these forward contracts is recorded in the consolidated statements of operations and was immaterial for the years 2010, 2009 and 2008.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment, and health and safety matters. We estimate and accrue our liabilities when a loss becomes probable and estimable. These judgments take into consideration a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, we believe, based upon our examination of currently available information, our experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration our existing insurance coverage and amounts already provided for, will not have a material adverse impact on our consolidated results of operations, financial position or cash flows.

Environmental Matters

We are subject to various U.S. and international federal, state and local environmental, and health and safety laws and regulations. We are also subject to liabilities arising under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state and international laws and regulations that impose responsibility for the control, remediation and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste.

We have been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that we do not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, we could be responsible for all remediation costs at such sites, even if we are one of many PRPs. We believe, based on the amount and nature of our waste, and the number of other financially viable PRPs, that our liability in connection with such matters will not be material.

Lodi, New Jersey Site

Pursuant to the New Jersey Industrial Site Recovery Act, we entered into a Remediation Agreement to pay for the environmental remediation of contaminated land which was the site of a manufacturing facility we formerly operated in Lodi, New Jersey. We have commenced remediation of this site in accordance with an approved plan. In the first quarter of 2010, we made a decision to enhance the remediation system to accelerate completion of the remediation. The additional costs associated with this enhancement are included in our accrual for this liability, which at December 31, 2010 is $4.9 million.

Lower Passaic River Study Area

In October 2003, we received, along with 66 other entities, a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including our former manufacturing site in Lodi, New Jersey, caused damage to natural resources in the Lower Passaic River watershed. In May 2005, the NJDEP dismissed us from the Directive. In February 2004, 42 entities including Hexcel, received a general notice letter from the EPA which requested that the entities consider helping to finance an estimated $10 million towards an EPA study of environmental conditions in the Lower Passaic River watershed. In May 2005, we signed into an agreement with the EPA to participate (bringing the total number of participating entities to 43) in financing such a study up to $10 million, in the aggregate. Since May 2005, a number of additional PRPs have joined into the agreement with the EPA. In October 2005, we along with the other EPA notice recipients were advised by the EPA that the notice recipients' share of the costs of the EPA study was expected to significantly exceed the earlier EPA estimate. While we and the other recipients were not obligated by our agreement to share in such excess, a Group of notice recipients (73 companies including Hexcel) negotiated an agreement with the EPA to assume responsibility for the study pursuant to an Administrative Order on Consent. We believe we have viable defenses to the EPA claims and expect that other as yet unnamed parties will also receive notices from the EPA. In June 2007, the EPA issued a draft Focused Feasibility Study ("FFS") that considers interim remedial options for the lower eight miles of the river, in addition to a "no action" option. The estimated costs for the six options range from $900 million to $2.3 billion. The PRP Group provided comments to the EPA on the FFS; the EPA has not yet taken further action. The Administrative Order on Consent regarding the study does not cover work contemplated by the FFS. Furthermore, the Federal Trustee for natural resources have indicated their intent to perform a natural resources damage assessment on the river and invited the PRPs to participate in the development and performance of this assessment. The PRP Group, including Hexcel, has not agreed to participate in the assessment at this time. Finally, on February 4, 2009, Tierra Solutions ("Tierra") and Maxus Energy Corporation ("Maxus") filed a third party complaint in New Jersey Superior Court against us and over 300 other entities in an action brought against Tierra and Maxus (and other entities) by the State of New Jersey. New Jersey's suit against Tierra and Maxus relates to alleged discharges of contaminants by Tierra and Maxus to the Passaic River and seeks payment of all past and future costs the State has and will incur regarding cleanup and removal of contaminants, investigation of the Passaic River and related water bodies, assessment of natural resource injuries and other specified injuries. The third party complaint seeks contribution from us for all or part of the damages that Tierra and Maxus may owe to the State. We filed our answer to the complaint and served our initial disclosures, although discovery and motion practice was effectively stayed through June, 2010, when, the court entered a new case management order moving the case into a more active litigation phase. Our ultimate liability for investigatory costs, remedial costs and/or natural resource damages in connection with the Lower Passaic River cannot be determined at this time.

Kent, Washington Site

We were party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of our Kent, Washington site by the EPA. Under the terms of the cost-sharing agreement, we were obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. Management has determined that the cost-sharing agreement terminated in December 1998; however, the other party disputes this determination. The Washington Department of Ecology ("Ecology") has issued a unilateral Enforcement Order to us requiring us to (a) maintain the interim remedial system and to perform system separation, (b) to conduct a focused remedial investigation and (c) to conduct a focused feasibility study to develop recommended long term remedial measures. We asserted defenses against performance of the order, particularly objecting to the remediation plan proposed by the previous owner, who still owns the adjacent contaminated site. However, we are currently complying with the order, with one exception, without withdrawing our defenses. As a result of a dispute resolution procedure, Hexcel and Ecology have reached an agreement to modify certain work requirements and to extend certain deadlines, and we are in full compliance with the order as modified. Recently, the other party's cleanup efforts have declined due to discovery of additional contamination and equipment failures; we believe that this has increased the contamination migrating to our property and will increase the duration of our cleanup. The total accrued liability related to this matter was $1.5 million at December 31, 2010.

Omega Chemical Corporation Superfund Site, Whittier, CA

We are a PRP at a former chemical waste site in Whittier, CA. The PRPs at Omega have established a PRP Group, the "Omega Group", and are currently investigating and remediating soil and groundwater at the site pursuant to a Consent Decree with the EPA, entered into in March 2000. Hexcel contributed approximately 1.07% of the waste tonnage sent to the site during its operations. In addition to the Omega site specifically, there is regional groundwater contamination in the area as well. The EPA has not determined who it will identify as PRPs to investigate and, as necessary, remediate the regional groundwater contamination. Although it is likely that Hexcel will incur costs associated with the regional investigation and remediation as a member of the Omega Group, our ultimate liability, if any, in connection with this matter cannot be determined at this time.

Environmental remediation reserve activity for the years ended December 31, 2010, 2009, 2008 was as follows:

	For the years ended December 31,		
(In millions)	**2010**	**2009**	**2008**
Beginning remediation accrual balance	**$8.3**	$9.2	$3.2
Current period expenses (a)	**3.8**	1.9	8.7
Cash expenditures	**(4.8)**	(2.8)	(2.7)
Ending remediation accrual balance	**$7.3**	$8.3	$9.2
Capital expenditures for environmental matters	**$1.7**	$4.8	$7.3

(a) 2010 includes $3.5 million of expenses for accelerating completion of the remediation at the Lodi, New Jersey site. 2008 includes $7.6 million of expense related to the Lodi, New Jersey site resulting from a change in the estimated time period that remediation is expected to continue.

Our estimate of liability as a PRP and our remaining costs associated with our responsibility to remediate the Lodi, New Jersey; Kent, Washington; and other sites are accrued in the consolidated balance sheets. As of December 31, 2010 and 2009, our aggregate environmental related accruals were $7.3 million and $8.3 million, respectively. As of December 31, 2010 and 2009, $4.2 million and $4.5 million, respectively, were included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain environmental matters, the accruals were estimated at the low end of a range of possible outcomes since no amount within the range is a better estimate than any other amount. If we had accrued for these matters at the high end of the range of possible outcomes, our accrual would have been $8.8 million and $12.8 million at December 31, 2010 and 2009, respectively.

These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

LITIGATION

Seemann Composites, Inc. v. Hexcel Corporation

Seemann Composites, Inc., (SCI) has sued us in the United States District Court, Southern District of Mississippi (Civil Action No. 1:09-cv-00675-HSO-JMR), filed September 16, 2009. SCI alleges that we supplied the wrong or a defective finished fabric to them, through one of our distributors, and is seeking unspecified compensatory damages and $10.0 million in punitive damages. Discovery has commenced. We intend to vigorously defend the suit. Our ultimate liability for this matter cannot be determined at this time.

Product Warranty

Warranty expense for the years ended December 31, 2010, 2009 and 2008, and accrued warranty cost, included in "other accrued liabilities" in the consolidated balance sheets at December 31, 2010 and 2009, was as follows:

(In millions)	**Product Warranties**
Balance as of December 31, 2007	$ 2.9
Warranty expense	1.4
Deductions and other	(0.5)
Balance as of December 31, 2008	$ 3.8
Warranty expense	0.6
Deductions and other	(0.7)
Balance as of December 31, 2009	**$3.7**
Warranty expense	**1.9**
Deductions and other	**(1.3)**
Balance as of December 31, 2010	**$4.3**

NOTE 15 — SUPPLEMENTAL CASH FLOW

Supplemental cash flow information, for the years ended December 31, 2010, 2009 and 2008, consisted of the following:

(In millions)	2010	2009	2008
Cash paid for:			
Interest	**$23.5**	$27.8	$ 25.3
Taxes	**$ (1.5)**	$11.9	$ 23.5
Accrual basis additions to property, plant and equipment	**$60.7**	$85.7	$177.3

NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income represents net income and other gains and losses affecting stockholders' equity that are not reflected in the consolidated statements of operations. The components of accumulated other comprehensive income (loss) as of December 31, 2010 and 2009 were as follows:

(In millions)	2010	2009
Currency translation adjustments (a)	**$ 5.5**	$22.6
Net unrealized gains (losses) on financial instruments, net of tax (b)	**0.2**	(1.5)
Pension obligation adjustment, net of tax (c)	**(20.8)**	(28.1)
Accumulated other comprehensive income (loss)	**$(15.1)**	$ (7.0)

(a) The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

(b) Reduced by the tax impact of $0.2 million and $0.6 million at December 31, 2010 and 2009, respectively.

(c) Reduced by the tax impact of $9.0 million and $11.7 million at December 31, 2010 and 2009, respectively.

NOTE 17 — SEGMENT INFORMATION

The financial results for our segments are prepared using a management approach, which is consistent with the basis and manner in which we internally segregate financial information for the purpose of assisting in making internal operating decisions. We evaluate the performance of our segments based on operating income, and generally account for intersegment sales based on arm's length prices. We report two segments, Composite Materials and Engineered Products. Corporate and certain other expenses are not allocated to the segments, except to the extent that the expense can be directly attributable to the segment. Corporate & Other is shown to reconcile to Hexcel's consolidated results.

In addition to the product line-based segmentation of our business, we also monitor sales into our principal end markets as a means to understanding demand for our products. Therefore, for each segment, we have also reported disaggregated sales by end market.

The following table presents financial information on our segments as of December 31, 2010, 2009 and 2008, and for the years then ended.

(In millions)	Composite Materials	Engineered Products	Corporate & Other	Total
Third-Party Sales				
2010	**$904.5**	**$269.1**	**$ —**	**$1,173.6**
2009	856.5	251.8	—	1,108.3
2008	1,075.3	249.6	—	1,324.9
Intersegment sales				
2010	**$ 38.7**	**$ 0.6**	**$ (39.3)**	**$ —**
2009	27.2	0.1	(27.3)	—
2008	40.1	0.4	(40.5)	—
Operating income (loss)				
2010	**$139.6**	**$ 45.7**	**$ (55.5)**	**$ 129.8**
2009	111.4	36.0	(43.7)	103.7
2008	158.8	26.8	(54.7)	130.9
Depreciation and amortization				
2010	**$ 49.1**	**$ 3.9**	**$ 0.2**	**$ 53.2**
2009	42.3	4.1	0.2	46.6
2008	39.6	4.2	0.1	43.9
Equity in earnings from and gain on sale of affiliated companies				
2010	**$ —**	**$ 0.5**	**$ —**	**$ 0.5**
2009	—	0.7	—	0.7
2008	—	16.1	—	16.1
Business consolidation and restructuring expenses				
2010	**$ —**	**$ —**	**$ —**	**$ —**
2009	—	—	—	—
2008	3.4	0.4	—	3.8
Business consolidation and restructuring payments				
2010	**$ 0.7**	**$ 0.1**	**$ —**	**$ 0.8**
2009	1.6	0.1	—	1.7
2008	4.1	0.2	—	4.3
Other expense, net				
2010	**$ —**	**$ —**	**$ 3.5**	**$ 3.5**
2009	8.4	—	(0.9)	7.5
2008	—	—	10.2	10.2
Segment assets				
2010	**$919.9**	**$176.8**	**$161.4**	**$1,258.1**
2009	957.3	172.9	116.4	1,246.6
2008	949.7	193.3	67.3	1,210.3
Investments in affiliated companies				
2010	**$ —**	**$ 19.9**	**$ —**	**$ 19.9**
2009	—	17.7	—	17.7
2008	—	10.6	—	10.6
Accrual basis additions to property, plant and equipment				
2010	**$ 57.3**	**$ 3.3**	**$ 0.1**	**$ 60.7**
2009	82.7	2.4	0.6	85.7
2008	170.7	3.4	3.2	177.3

Geographic Data

Net sales and long-lived assets, by geographic area, consisted of the following for the three years ended December 31, 2010, 2009 and 2008:

(In millions)	2010	2009	2008
Net sales by Geography (a):			
United States	**$ 614.8**	$ 532.6	$ 640.4
International			
France	**208.8**	203.7	288.2
Spain	**111.0**	95.1	64.0
Austria	**91.4**	144.4	193.3
United Kingdom	**85.9**	79.8	111.5
Other	**61.7**	52.7	27.5
Total international	**558.8**	575.7	684.5
Total consolidated net sales	**$1,173.6**	$1,108.3	$1,324.9
Net Sales to External Customers (b):			
United States	**$ 528.1**	$ 462.6	$ 482.9
International			
France	**107.5**	103.7	155.2
Spain	**95.6**	87.3	117.5
Germany	**76.5**	83.2	95.3
United Kingdom	**67.9**	61.2	75.6
Other	**298.0**	310.3	398.4
Total international	**645.5**	645.7	842.0
Total	**$1,173.6**	$1,108.3	$1,324.9
Long-lived assets (c):			
United States	**$ 467.8**	$ 458.8	$ 409.3
International			
Spain	**58.4**	69.0	68.3
France	**36.3**	40.1	42.4
United Kingdom	**53.7**	48.1	34.8
Other	**38.3**	42.8	53.5
Total international	**186.7**	200.0	199.0
Total consolidated long-lived assets	**$ 654.5**	$ 658.8	$ 608.3

(a) Net sales by geography based on the location in which the product sold was manufactured.

(b) Net sales to external customers based on the location to which the product sold was delivered.

(c) Long-lived assets primarily consist of property, plant and equipment, net and goodwill.

Significant Customers and Suppliers

The Boeing Company and its subcontractors accounted for approximately 31%, 27% and 23% of 2010, 2009 and 2008 net sales, respectively. Similarly, EADS, including Airbus and its subcontractors accounted for approximately 24%, 22% and 24% of 2010, 2009 and 2008 net sales, respectively. In the Composites Materials segment approximately 22%, 18% and 16% of sales for 2010, 2009 and 2008, respectively, were to Boeing and its subcontractors. Approximately 29%, 27% and 28% of sales for 2010, 2009 and 2008, respectively were to EADS and its subcontractors. In the Engineered Products segment approximately 62%, 60% and 56% of sales for 2010, 2009 and 2008, respectively were to Boeing and its subcontractors.

A significant decline in business with Boeing or EADS could materially impact our business, operating results, prospects and financial condition.

In 2009 and 2008, Vestas Wind Systems A/S accounted for nearly 12% and 11%, respectively, of the Company's total net sales. All of these sales are included in the Composite Materials segment and are in the Industrial market. In 2010, their sales were less than 10% of total net sales.

Certain key raw materials we consume are available from relatively few sources, and in many cases the cost of product qualification makes it impractical to develop multiple sources of supply. The lack of availability of these materials could under certain circumstances materially impact our consolidated results of operations.

NOTE 18 — BUSINESS CONSOLIDATION AND RESTRUCTURING PROGRAMS

Business consolidation and restructuring expenses were $3.8 million for 2008. Almost all of these expenses related to the December 2007 program to realign our company into a single business and address stranded costs resulting from divestitures due to our portfolio realignment, and clean-up expenses associated with preparing the Livermore, California land for sale after closing the manufacturing facility located on that site. These actions were complete as of December 31, 2010.

NOTE 19 — OTHER EXPENSE, NET

Other expense, net, for the three years ended December 31, 2010, consisted of the following:

(In millions)	2010	2009	2008
Legal settlement expense	**$ —**	$ 7.5	$ —
Environmental expense	**3.5**	1.7	7.6
Contingent payment received on sale of EBGI business	**—**	(1.7)	—
Pension settlement expense	**—**	—	2.6
Other expense, net	**$ 3.5**	$ 7.5	$10.2

In 2010, the Company made a decision to enhance the remediation system to accelerate completion of the remediation and increased its environmental accruals for the Lodi, New Jersey site by $3.5 million, as further discussed in Note 14 to the consolidated financial statements.

In 2009, the Company recorded a $7.5 million charge related to a license agreement, settling a previously disclosed legal matter. In addition, in 2009 the Company recorded a $1.7 million environmental expense due to an increase in the expected remediation costs at two previously sold operations. Also in 2009, the Company recorded a $1.7 million adjustment to a gain on a prior year sale of a business, primarily due to the receipt of an earnout payment from the buyer.

In 2008, the Company increased its environmental accruals for the Lodi, New Jersey site by $7.6 million due to new information that more fully identified the extent of the required remediation, as further discussed in Note 14 to the consolidated financial statements. In connection with the termination of our U.S. Qualified Pension Plan, we recorded $2.6 million of pension expense during 2008.

NOTE 20 — NON-OPERATING EXPENSE

In connection with the Company's refinancing of its Senior Secured Credit Facility in July 2010, we recorded a charge of $6.8 million for the acceleration of amortization of deferred financing costs and the write-off of the remaining original issue discount associated with the previous agreement.

NOTE 21 — FAIR VALUE MEASUREMENTS

The fair value of our financial instruments are classified in one of the following categories:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
- Level 2: Observable inputs other than quoted prices in active markets, but corroborated by market data.
- Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk. At December 31, 2010 and 2009, we did not have any assets or liabilities that utilize Level 3 inputs.

For derivative assets and liabilities that utilize Level 2 inputs we prepare estimates of future cash flows to be generated by our derivatives, which are discounted to a net present value. The estimated cash flows and the discount factors used in the valuation model are based on observable inputs, and incorporate non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of Hexcel when the derivative is in a net liability position). The fair value of these assets and liabilities was approximately $3.3 million and $7.4 million, respectively at December 31, 2010. Below is a summary of valuation techniques for all Level 2 financial assets and liabilities:

- Cross-Currency interest rate swap derivative liabilities — valued using LIBOR and EURIBOR yield curves and foreign currency market exchange rates at the reporting date. Counterparties to these contracts are highly rated financial institutions none of which experienced any significant downgrades in 2010 that would reduce the receivable amount owed, if any, to the Company. Fair value at December 31, 2010 was $3.0 million.
- Foreign exchange derivative assets and liabilities — valued using quoted forward foreign exchange prices at the reporting date. Counterparties to these contracts are highly rated financial institutions none of which experienced any significant downgrades in 2010 that would significantly reduce the receivable amount owed, if any, to the Company. Fair value of assets and liabilities at December 31, 2010 was $2.6 million and $4.3 million, respectively.
- Money market funds — considered available-for-sale, and classified as cash equivalents. Fair value at December 31, 2010 was $66.7 million, the same as book value.

NOTE 22 — QUARTERLY FINANCIAL AND MARKET DATA (UNAUDITED)

Quarterly financial and market data for the years ended December 31, 2010 and 2009 were:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010				
Net sales	**$263.0**	**$305.1**	**$294.5**	**$311.0**
Gross margin	**66.1**	**78.4**	**70.5**	**67.6**
Other expense, net	**3.5**	**—**	**—**	**—**
Operating income	**23.8**	**40.5**	**34.5**	**31.0**
Net income	**15.8**	**23.1**	**15.6**	**22.9**
Net income per common share:				
Basic	**$ 0.16**	**$ 0.24**	**$ 0.16**	**$0.23**
Diluted	**$ 0.16**	**$ 0.23**	**$ 0.16**	**$0.23**
Market price:				
High	**$14.44**	**$17.28**	**$19.21**	**$19.08**
Low	**$10.13**	**$14.01**	**$15.06**	**$15.67**
2009				
Net sales	$ 307.3	$ 277.3	$ 257.1	$ 266.6
Gross margin	77.0	63.1	52.1	56.3
Other expense, net	—	1.7	(1.7)	7.5
Operating income	39.9	29.7	19.6	14.5
Net income	23.4	16.8	10.4	5.7
Net income per common share:				
Basic	$ 0.24	$ 0.17	$ 0.11	$ 0.06
Diluted	$ 0.24	$ 0.17	$ 0.11	$ 0.06
Market price:				
High	$ 9.07	$ 13.56	$ 11.99	$ 13.35
Low	$ 4.59	$ 6.81	$ 8.73	$ 10.40

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Hexcel management has prepared and is responsible for the consolidated financial statements and the related financial data contained in this report. These financial statements, which include estimates, were prepared in accordance with accounting principles generally accepted in the United States of America. Management uses its best judgment to ensure that such statements reflect fairly the consolidated financial position, results of operations and cash flows of the Company.

The Audit Committee of the Board of Directors reviews and monitors the financial reports and accounting practices of Hexcel. These reports and practices are reviewed regularly by management and by our independent registered public accounting firm, PricewaterhouseCoopers LLP, in connection with the audit of our consolidated financial statements. The Audit Committee, composed solely of outside directors, meets periodically, separately and jointly, with management and the independent registered public accounting firm.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Hexcel management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Hexcel management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, management concluded that, as of December 31, 2010, our internal control over financial reporting was effective.

The effectiveness of Hexcel's internal control over financial reporting, as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears on 62.

To the Board of Directors and
Stockholders of Hexcel Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Hexcel Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Stamford, Connecticut
February 10, 2011

Hexcel Corporation
Comparison of Five-Year Cumulative Total Shareholder[1] Return
December 2005 through December 2010

Hexcel Corporation, S&P 500, Morningstar Aerospace/Defense Products and Services, and Hemscott Aerospace/ Defense Products and Services



$300
$250
$200
$150
$100
$50
12/05
12/06
12/07
12/08
12/09
12/10

■ Hexcel Corporaton

▲ S&P 500

● Morningstar Aerospace/Defense Products and Services[2]

◆ Hemscott Aerospace/Defense Products and Services[2]

Date	Hexcel Corporation	S&P 500	Morningstar Aerospace/ Defense Products and Services[2]	Hemscott Aerospace/Defense Products and Services[2]
December 2005	$100.00	$100.00	$100.00	$100.00
December 2006	$ 96.45	$115.76	$123.12	$119.31
December 2007	$134.52	$122.11	$144.21	$152.61
December 2008	$ 40.94	$ 77.00	$ 88.64	$ 93.30
December 2009	$ 71.91	$ 97.31	$100.72	$105.80
December 2010	$100.22	$111.95	$114.89	$121.77

(1) Total shareholder return assuming $100 invested on December 31, 2005 and reinvestment of dividends on quarterly basis.

(2) Included is a new industry index because in the coming year, Morningstar will no longer publish the Hemscott Aerospace/Defense Products and Services Index. It will be replaced by the Morningstar index shown above.

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Hexcel Corporation

BOARD OF DIRECTORS

David E. Berges
Chairman of the Board,
Chief Executive Officer
Hexcel Corporation

Joel S. Beckman
Managing Partner
Greenbriar Equity Group LLC
Finance Committee*
Compensation Committee

Lynn Brubaker
Retired Aerospace Executive
Compensation Committee
Nominating & Corporate Governance Committee

Jeffrey C. Campbell
Executive Vice President & CFO
McKesson Corporation
Audit Committee*

Sandra L. Derickson
Retired Financial Services Executive
Compensation Committee
Nominating & Corporate Governance Committee*

W. Kim Foster
Executive Vice President & CFO
FMC Corporation
Audit Committee

Thomas A. Gendron
Chairman, President & CEO
Woodward Governor Company
Compensation Committee

Jeffrey A. Graves
President & CEO
C&D Technologies, Inc
Finance Committee
Nominating & Corporate Governance Committee

David Hill
Former President & CEO
Sun Chemical Corporation
Audit Committee
Finance Committee

David C. Hurley
Former Vice Chairman
PrivatAir
Audit Committee

David L. Pugh
Chairman & CEO
Applied Industrial Technologies
Compensation Committee*

*Denotes Committee Chair

EXECUTIVE OFFICERS

David E. Berges
Chairman of the Board,
Chief Executive Officer

Nick Stanage
President

Wayne Pensky
Senior Vice President,
Chief Financial Officer

Ira J. Krakower
Senior Vice President,
General Counsel and Secretary

Robert G. Hennemuth
Senior Vice President,
Human Resources

Kimberly Hendricks
Vice President, Corporate Controller
and Chief Accounting Officer

Michael MacIntyre
Treasurer

Andrea Domenichini
Vice President Operations

CORPORATE INFORMATION

Executive Offices
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901-3238
(203) 969-0666
www.hexcel.com

INVESTOR RELATIONS

To receive Hexcel's 10-K and other financial publications free of charge, please contact the Investor Relations Department at Hexcel's Executive Offices, or at www.hexcel.com

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(800) 937-5449
info@amstock.com

STOCK EXCHANGES

Hexcel common stock is listed on the New York Stock Exchange under the symbol "HXL"

Hexcel has included as exhibits to its Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission the certificates of Hexcel's Chief Executive Officer and Chief Financial Officer required under section 302 of the Sarbanes-Oxley act. Hexcel's Chief Executive Officer submitted to the New York Stock Exchange (NYSE) in 2010 a certificate certifying that he is not aware of any violations by Hexcel of NYSE corporate governance listing standards.

ABOUT HEXCEL

Hexcel is a leading international producer of advanced composites, serving commercial aerospace, space and defense and various industrial markets. The Company is a leader in the production of honeycombs, prepregs and other fiber-reinforced matrix systems, woven and specialty reinforcements, carbon fibers and aircraft structures. Hexcel materials are used in thousands of products, making everyday life easier and safer for millions of people around the world. The lightweight, tailorable nature of our materials has helped transform numerous industries over the past 62 years by making products lighter, stronger and faster. We are the strength within many of today's lightweight, high-performance products.

Stock Price	2010	2009	2008
High	$19.21	$13.56	$26.46
Low	$10.13	$4.59	$5.76

As of March 15, 2011, Hexcel had approximately 25,500 stockholders.

DESIGN SUNDBERG & ASSOCIATES INC, NYC



Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut
USA 06901

